FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of July, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Information furnished on this form:

Annual Report of NEC Corporation for the year ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: July 18, 2002

NEC CORPORATION

Annual Report 2002

EMPOWERED BY INNOVATION

NEC SOLU

NEC NETW

DEVICES

Empowered by Innovation NEC

NEC—THE INTERNET SOLUTION PROVIDER

Opportunities spawned by the Internet's growth appear to be limitless. Many companies are targeting this market but few have NEC's depth. NEC ranks among the world leaders in three fields critical to the Internet age: computers, communications equipment and electron devices. Continued growth in all three is assured as the Internet revolution gains momentum. To ensure its own prosperity, NEC is concentrating all three of these core businesses on Internet-related fields. This strategy will firmly position NEC as a key Internet solution provider, creating greater value for customers and shareholders alike.

Statements in this annual report with respect to NEC's plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC makes significant sales.

FINANCIAL HIGHLIGHTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2000, 2001 and 2002

	In millions of yen			In thousands of U.S. dollars	Percent change
	2000	2001	**2002**	**2002**	2002/2001
Net sales	¥4,991,447	¥5,409,736	**¥5,101,022**	**$38,353,549**	-5.7%
NEC Solutions	2,270,625	2,228,472	**2,209,093**	**16,609,722**	-0.9
NEC Networks	1,527,758	1,834,362	**1,957,169**	**14,715,556**	6.7
NEC Electron Devices	1,122,790	1,228,893	**842,878**	**6,337,429**	-31.4
Others	723,911	742,432	**634,778**	**4,772,767**	-14.5
Eliminations	(653,637)	(624,423)	**(589,132)**	**(4,429,564)**	–
Electronics business	4,991,447	5,409,736	**5,054,786**	**38,005,910**	-6.6
Leasing business	–	–	**71,759**	**539,541**	–
Eliminations	–	–	**(25,523)**	**(191,902)**	–
Income (loss) before income taxes	30,183	92,323	**(461,183)**	**(3,467,541)**	–
Provision (benefit) for income taxes	32,484	56,308	**(178,173)**	**(1,339,646)**	–
Income (loss) before cumulative effect of accounting change	10,416	56,603	**(309,425)**	**(2,326,504)**	–
Net income (loss)	10,416	56,603	**(312,020)**	**(2,346,015)**	–
Per share of common stock (in yen and U.S. dollars):					
Basic:					
Income (loss) before cumulative effect of accounting change	6.40	34.55	**(187.06)**	**(1.41)**	–
Net income (loss)	6.40	34.55	**(188.63)**	**(1.42)**	–
Diluted:					
Income (loss) before cumulative effect of accounting change	6.40	32.17	**(187.06)**	**(1.41)**	–
Net income (loss)	6.40	32.17	**(188.63)**	**(1.42)**	–
Cash dividends	6.00	11.00	**6.00**	**0.05**	-45.5
Total assets	4,608,964	4,823,624	**5,010,883**	**37,675,812**	3.9
Shareholders' equity	976,853	915,036	**564,915**	**4,247,481**	-38.3
Capital expenditures	281,639	346,491	**200,067**	**1,504,263**	-42.3
R&D expenses	315,163	344,957	**333,632**	**2,508,511**	-3.3
Employees	154,787	149,931	**141,909**		-5.4

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133=U.S.$1.

NET SALES



(Billion ¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
98 99 00 01 02

NET INCOME (LOSS)



(Billion ¥)
60
30
0
-330
98 99 00 01 02

NET INCOME (LOSS) PER SHARE OF COMMON STOCK (DILUTED)



(¥)
40
20
0
-200
98 99 00 01 02

SHAREHOLDERS' EQUITY



(Billion ¥)
1,200
1,000
800
600
400
200
0
98 99 00 01 02

TO OUR SHAREHOLDERS

NEC has many **in**

OVERVIEW OF OPERATIONS

Fiscal 2002, ended March 31, 2002, was a difficult year for NEC. Our markets deteriorated rapidly, as the effects of the unprecedented downturn in the Information Technology (IT) sector in the United States spread to Europe, Japan and other regions. In markets worldwide, demand for information equipment such as PCs and communications systems slumped, lowering sales of semiconductors, displays and other electron devices. Fiscal 2002 also saw the emergence of new competitive forces. China gained ground by offering superior cost competitiveness, and Electronics Manufacturing Services (EMS) companies came to the fore. Furthermore, the impact of the September 11 terrorist attacks on the United States was completely unexpected.

Under these circumstances, NEC's consolidated sales fell 6% year on year to ¥5,101.0 billion ($38,354 million), mainly reflecting a weak overall performance by NEC's electron devices business. NEC posted an aggregate segment loss of ¥55.5 billion ($417 million), compared with an aggregate segment profit of ¥185.2 billion in the previous fiscal year, due to the loss from electron devices operations and a sharp deterioration in the profits of network infrastructure business from midway through the fiscal year. NEC also posted a net loss of ¥312.0 billion ($2,346 million), compared with net income of ¥56.6 billion for fiscal 2001, mainly on account of restructuring costs.

Accordingly, NEC decreased cash dividends applicable to fiscal 2002 to ¥6.0 ($0.05) per share.

CONTINUOUS STRUCTURAL REFORMS

In fiscal 2002, we increased our efforts to improve corporate governance, focus on Internet-related businesses and restructure underperforming operations after realizing that the speed and extent of past reforms were insufficient. Prompting this move was the expectation of our largest loss.

iangible assets, including a vast array of patents and expertise gained through technological development.

Looking at the performance of our three in-house companies, NEC Electron Devices recorded a significant loss in fiscal 2002. To redress this situation, NEC Electron Devices moved to dramatically cut fixed costs by stopping DRAM production lines in the United States and the United Kingdom, closing down aging production facilities and reducing its workforce. NEC Networks suffered a large downturn as the excessive investment of telecom carriers led to a sharp drop in demand for communications infrastructure. NEC Networks acted resolutely, implementing structural reform measures mainly in optical networking operations. NEC Solutions, which had undertaken restructuring measures centered on its PC business, decided to take additional measures to cope with rapid changes in the marketplace. These included the integration of several development and production bases to create an agile and responsive operating framework. Furthermore, in response to difficult conditions in the domestic PC market, NEC Solutions made a decision to outsource production of PCs to companies in China.

In other restructuring measures during fiscal 2002, NEC sold its laser printer business to Fuji Xerox Co., Ltd. and several manufacturing facilities related to optical networking business to an overseas EMS company, with the aim of converting fixed costs to variable costs. NEC and Toshiba Corporation consolidated their space system operations into a joint venture called NEC TOSHIBA Space Systems, Ltd., and, in April 2002, NEC integrated its capacitor, relay and rechargeable battery operations with Tokin Corporation, which was subsequently renamed NEC TOKIN Corporation.

NEC hopes that these structural reforms will create a company whose results are less susceptible to rapid changes in its business environment.

4



Broadband & mobile technologies will grow in importance over the medium to long term, as the foundation for

FOCUSING ON BROADBAND & MOBILE INTERNET BUSINESSES

Since April 2000, NEC has sharpened its focus on broadband & mobile Internet businesses, now positioned as our core strategic business areas. Broadband Internet refers to high-speed, large-capacity networks and the new services they enable, while mobile Internet operations focus on access via mobile information terminals. The results of this focus are becoming apparent.

- NEC Solutions won an order to develop the next i-mode system for NTT DoCoMo, Inc.
- NEC Networks captured the top market share in the domestic mobile phone market in 2002.
- Through an alliance with Siemens AG, NEC Networks became a leading supplier of third-generation (3G) wireless communications systems.

Encouraged by these successes, we will continue to focus on broadband & mobile Internet businesses. The disappointing fiscal 2002 performance has not distracted us from our primary goal. The Internet is a revolutionary development, one that will steadily weave its way into the fabric of society over the medium to long term. We thus remain confident that broadband & mobile technologies will grow in importance as the foundation for growing use of the Internet. That is why we formed a number of business alliances in the broadband & mobile arena during fiscal 2002. Some have already delivered firm results. With the Matsushita Group, NEC has been working on technologies to speed up the development of 3G mobile phones. The alliance has already completed the core architecture design. NEC will continue to proactively form strategic alliances that enhance its competitiveness in broadband & mobile businesses.

growing use of the Internet.



Koji Nishigaki, *President* **Hajime Sasaki,** *Chairman of the Board*

Separating competitive operations and taking subsidiaries public is another area we intend to pursue with vigor. In fiscal 2002, for instance, we took public NEC Mobiling, Ltd., which develops software for mobile communications systems and sells mobile phones. With these measures, we aim to realize and maximize our corporate value.

CORPORATE GOVERNANCE

Enhancing corporate governance is also critical to maximizing our corporate value. This thinking was behind a series of actions in recent years. One such action was the appointment of outside directors, which has made senior management more accountable to independent views and opinions. It has also reinforced the supervisory functions of the Board of Directors. Moving forward, we will appoint more outside directors to the Board, with the aim of creating a membership that balances corporate, in-house companies and external perspectives.

In another move, we established the Management Advisory Committee in January 2001. This committee is a forum for gaining advice from outside experts on management issues. The Compensation Committee was set up at the same time to ensure transparency, objectivity and consistency in determining compensation for NEC's top management. The committee reviews salary structures for directors and executive officers and deliberates on performance-linked remuneration and other topics.

EMPOWERED BY INNOVATION

In October 2001, we embraced a new global corporate slogan, "Empowered by Innovation." This slogan embodies NEC's mindset that constant innovation is crucial to our existence. By achieving breakthroughs that underpin the fields of computers, communications and electron devices, we will deliver solutions that satisfy customers' requirements and empower individuals and society.

NEC has embraced a new global corporate slogan, **"Empowered by Innovation,"** which embodies its commitment to empowering individuals and society with cutting-edge technologies.

IN CLOSING

NEC has many intangible assets, including a vast array of patents and know-how gained through technological development. These intangible assets constitute a potential source of immense value. The Intellectual Asset Operations Unit was formed in April 2002 to make the most of these assets. We expect that leveraging the value of these assets will strengthen our competitiveness and thus increase our earnings, ultimately benefiting our shareholders.

Lastly, NEC intends to continue strengthening and expanding corporate disclosure. One example of this commitment was the start of quarterly reporting of earnings in fiscal 2002. We ask for your continued support and understanding in this and other actions to make NEC a better company.

June 20, 2002

Hajime Sasaki
Chairman of the Board

Koji Nishigaki
President

REVIEW OF OPERATIONS






Breakdown of Net Sales to External Customers*
Sales** (Including intersegment sales)
Segment Profit (Loss)
NEC SOLUTIONS
40%
(Billion ¥)
0 500 1,000 1,500 2,000 2,500
2002
2001
2000
(Billion ¥)
0 25 50 75 100
2002
2001
2000
NEC NETWORKS
37%
(Billion ¥)
0 500 1,000 1,500 2,000 2,500
2002
2001
2000
(Billion ¥)
0 25 50 75 100
2002
2001
2000
NEC ELECTRON DEVICES
14%
(Billion ¥)
0 500 1,000 1,500 2,000 2,500
2002
2001
2000
(Billion ¥)
-150 0 50 100
2002
2001
2000

* *In the year ended March 31, 2002: ¥5,101.0 billion ($38,354 million)*
** *For the years ended March 31, 2000, 2001 and 2002*

NEC SOLUTIONS



Company President
AKINOBU KANASUGI

NEC Solutions

FISCAL 2002 RESULTS

In fiscal 2002, ended March 31, 2002, NEC Solutions posted strong earnings in software and IT services as a result of substantial sales growth and improved margins in Systems Integration (SI) services such as system development and consulting. In hardware, however, profitability worsened significantly, primarily due to lower sales of consumer PCs in Japan. As a result, NEC Solutions' sales declined 1% to ¥2,209.1 billion ($16,610 million) and segment profit declined 10% to ¥75.4 billion ($567 million).

DOMESTIC IT INVESTMENT AND ORDERS

Fiscal 2002 saw steady domestic IT investment mainly from major companies and the public sector. Private-sector companies, especially in the manufacturing industry, expanded IT investment in Supply Chain Management (SCM), Customer Relationship Management (CRM) and other systems to increase management efficiency through structural reforms. Demand for SI services and system development also increased as a result of realignment and consolidation in the financial services sector. Meanwhile, central and local governments actively invested in e-bidding and e-procurement systems and core information infrastructure, aimed at the early start of e-government and e-local government services.

NEC Solutions successfully developed a number of large-scale mission critical systems in anticipation of increased demand for SI services and system development. In the financial services sector, for example, NEC Solutions carried out major integration projects involving large-scale mission critical systems for a number of companies, including Sumitomo Mitsui Banking Corporation and Mitsui Sumitomo Insurance Co., Ltd. In the communications sector, where broadband & mobile technologies have been converging and advancing, NEC Solutions won an order for, and has subsequently commenced development of the next i-mode system for NTT DoCoMo, Inc., arguably the world's largest open mission critical system.

IMPROVING PROFITABILITY IN SI SERVICES AND STRENGTHENING ADVANCED SOLUTION CAPABILITY

NEC Solutions has positioned the SI business as its core. And to develop this business into a stable source of earnings, NEC Solutions has focused on improving the profitability of SI services. Since its inception, for instance, NEC Solutions has clarified the responsibilities of System Engineers' (SEs) departments for earnings, and has advanced a variety of other improvement measures. In fiscal 2002, NEC Solutions continued to bolster project management, and tapped a greater number of SEs from China and India. The end result was further improvement in the profitability of SI services in the fiscal year under review.

In fiscal 2002, NEC Solutions strengthened its group organization to demarcate clear responsibilities for its core businesses through realignment and integration of group companies. In line with these changes, NEC Soft, Ltd. coop-

delivers advanced solutions driven by

e-scale open
sion critical system technology



Software Development Center, China
NEC Solutions has overseas software development bases in China and India. The rationale for shifting development to bases in China was the recent emergence of that country's software industry. In July 2001, NEC Solutions established Software Development Centers in Dalian and Xi'an. It is now working to improve productivity so as to develop high-quality software at low cost within short delivery times.

From left:
Xie Pengcheng, Zhang Yaxu, Shen Qian
NEC Systems Integration (China) Co., Ltd.
Dalian Branch

erates with NEC to carry out large-scale projects and develop new businesses, while NEC System Technologies, Ltd. is tasked with research and development in the field of advanced IT and the development of infrastructure software. Along with the two companies mentioned above, group companies collaborating with NEC Solutions include NEC Fielding, Ltd., which provides support services for information systems, and NEC Nexsolutions, Ltd., which offers business solutions to small and medium-sized companies. Each of these companies has distinct competitive advantages and is backed by a large team of key SEs versed in software services. Indeed, one of the main engines of growth behind the successful expansion of SI services is our policy of executing business based on clearly demarcated responsibilities and close cooperation among group companies. NEC Solutions will press forward with this policy to enable all group companies to deliver advanced solutions.

BIGLOBE'S BUSINESS MODEL

BIGLOBE is NEC's flagship Internet service engine, combining high value-added services and ISP (Internet Service Provider) services. During fiscal 2002, the number of BIGLOBE members exceeded the 10 million mark, including members enjoying value-added services and subscribers to the ISP service. NEC Solutions is focusing its efforts on the market for value-added services, which is expected to expand significantly. In the fiscal year under review, BIGLOBE sales increased significantly, due to the greater use of a variety of value-added services, including Internet telephone services and e-mail virus checking services for individuals as well as data center services for corporate customers.

The synergy generated between NEC Solutions' competitive SI business and BIGLOBE is already yielding positive results. One example is "Your Internet," a B to B (Business-to-Business) e-sourcing service where NEC Solutions performs a full line of services for companies doing business on the Internet. Services range from system development to data center operations, tailored to meet the individual needs of corporate customers, within short delivery times. NEC Solutions' expertise in infrastructure construction and operation related to BIGLOBE is also fully applied to a wide range of businesses, including SI business for communications operators.

HARDWARE OPERATIONS (SERVERS/STORAGE PRODUCTS/WORKSTATIONS)

In fiscal 2002, the worldwide slowdown in demand for hardware and fierce competition for open system products decreased the profitability of NEC Solutions' hardware business. In response to this state of the hardware market, NEC Solutions ceased production of Hard Disk Drives (HDDs) at NEC Computer Storage Philippines, Inc. and decided to liquidate the company, in line with its policy of focusing resources on core business domains. Furthermore, manufacturing functions of NEC Ibaraki, Ltd. related to servers and workstations were sold to Solectron Corporation, an Electronics Manufacturing Services (EMS) company, to convert fixed costs to variable costs and to ensure stable earnings.

and NEC's Internet service engine BIGLOBE, which provides

)有限公司

司

Meanwhile, NEC Solutions launched several major new products, including supercomputers and blade servers that incorporate world-class technologies. One typical example of NEC Solutions' prowess with leading-edge technologies was the successful development and delivery of the world's fastest supercomputer for the Earth Simulator Research and Development Center, having integrated a vast array of software and hardware technologies and overcome many challenges along the way.

RESTRUCTURING THE PC BUSINESS

The worldwide slowdown in demand for PCs has been eroding the profitability of our PC business. In response, we have acted firmly to restructure this business. In October 2001, NEC Solutions integrated and realigned domestic subsidiaries involved in PCs and peripherals to enable them to conduct business with agility, based on clearly demarcated responsibilities. Furthermore, NEC Solutions sold its laser printer business to Fuji Xerox Co., Ltd., after judging that transferring and merging this business with another supplier's operations was the best way to develop it further.

NEC Solutions has been restructuring its PC business since the start of fiscal 2002. The worse-than-expected slowdown in the domestic PC market, however, has had a major negative effect on NEC Solutions' PC business. It has decided to shift the focus of its PC business from a hardware-oriented to a service-oriented business. This is expected to enable NEC Solutions to respond effectively to changes in the PC market and thereby recover profitability. NEC Solutions plans to outsource hardware production to EMS companies in China, and thus enable domestic manufacturing facilities to concentrate on production of high-end and built-to-order products. Furthermore, NEC Solutions intends to combine BIGLOBE with the "121 (one-to-one) Contact Center" and the "121ware" web site, which offer a full line of services catering to individual needs, from consulting on purchasing a PC to after-sales service and repairs. By offering these services, NEC Solutions intends to establish the foundation for a new personal solution service business and support the digital lifestyle of individuals by best using our brand acceptance and extensive customer base developed over the years.

AIMING FOR HIGHER PROFITABILITY

NEC Solutions, with the SI business as its core, is a total solutions provider offering a diverse range of solutions. Our core competence is technology for open mission critical systems. NEC Solutions positions BIGLOBE, one of the largest Internet service engines in Japan, as our driving force, and intends to generate synergies among its SI and PC businesses to expand and offer new services for companies, the government and individuals. By these means, we will endeavor to achieve steady growth and improved profitability.

value-added services.



From left:
Nanaumi Nagamine, NEC Solutions
Kenryo Li, NEC Soft, Ltd.
Hisao Koyanagi, NEC Solutions

Earth Simulator
The Earth Simulator is the world's fastest supercomputer with peak performance of 40 TFLOPS (40 trillion floating point operations per second). The supercomputer is designed to analyze and predict global climate changes, and to understand long-range plate tectonics. NEC Solutions is honored to be part of a project that Japan can proudly present to the world, and is convinced that through this endeavor, we will contribute to a better understanding of global environmental problems and to advances in computing technology.

NEC NETWORKS



Company President
KAORU YANO

FISCAL 2002 RESULTS

JAPAN'S COMMUNICATIONS MARKET SEES ACCELERATED GROWTH IN BROADBAND & MOBILE INTERNET SERVICES

During fiscal 2002, ended March 31, 2002, the communications equipment market continued to face numerous challenges, particularly in North America, which subsequently spread to other areas.

Despite the challenges in the communications market, fiscal 2002 saw broadband & mobile Internet services gain ground in Japan and stronger demand for new services. This occurred despite lower aggregate capital investment by communications service providers in fiscal 2002. In the mobile Internet field, for example, Ministry of Public Management, Home Affairs, Posts and Telecommunications' statistics show that more than half of Japan's population now owns a mobile phone, 70% of whom use it to access the Internet. In the third-generation (3G) wireless communications network field, in October 2001, NTT DoCoMo, Inc. became the first in the world to successfully roll out fully commercialized 3G wireless communication services, called FOMA. In the broadband field, Ministry of Public Management, Home Affairs, Posts and Telecommunications reported that subscribers to asymmetrical digital subscriber line (ADSL) services in Japan jumped from just over 70,000 at the end of March 2001 to over 2 million by the end of March 2002.

IT SLUMP IN NORTH AMERICA FELT IN JAPAN AND THE ASIA-PACIFIC REGION

In this operating environment, NEC Networks' sales rose 7% to ¥1,957.2 billion ($14,716 million), while segment profit declined 36% to ¥53.4 billion ($402 million).

Network infrastructure sales increased 8% year on year. In the first half of fiscal 2002, two factors fueled sales growth. The first factor was the debut of NTT DoCoMo's 3G wireless communications service and the ensuing expansion of its coverage area. The second was the shipment of a large-scale fiber-optic submarine cable system, an ongoing project initiated in fiscal 2001. In the second half of fiscal 2002, however, the effects of the IT slump in North America rapidly spread to Japan and elsewhere in the Asia-Pacific region, resulting in worse-than-expected market conditions and negative growth for our network infrastructure business. As a result, this business posted a loss for the entire fiscal year.

NEC'S FOLDABLE MOBILE PHONES GRAB TOP MARKET SHARE IN JAPAN

In the first half of fiscal 2002, sales of NEC Networks' mobile handsets performed well. Gartner Japan's Dataquest division reported that NEC's market share of the Japanese market, 28.3%* for calendar year 2001, gave NEC the largest market share of all handset manufacturers — a first for NEC. Tracking volume gains, mobile handset sales increased 21% year on year, making a sizable contribution to earnings and offsetting losses in other businesses. Consequently, NEC Networks as a whole managed to stay in the black, despite the worldwide slowdown in the communications market.

** Source: Gartner Dataquest "Japanese Mobile Terminals Market Shares, 4Q01 and Total 2001" April 2002, GJ02213*

NEC Networks looks to expand business by building on core competencies as



IPv6 Router CX series, IX series

"The IPv6 router is indispensable to the expanding mobile Internet. As the mobile Internet evolves, IP addresses will be assigned to mobile handsets. The IPv6 router will be critical to handling the increasing number of IP addresses. NEC is a global leader in the development of IPv6 technology. And we are now developing a carrier-class router to prioritize and transfer IPv6 data packets at wire speeds."

Hiroyuki Watanabe, Senior Manager, IP Software Technologies Division

NEC NETWORKS' STRATEGIC RESTRUCTURING MEASURES

ACCELERATE STRUCTURAL REFORMS TO ACHIEVE A SOUND RECOVERY

NEC Networks expects difficult market conditions to continue at home and abroad going forward for a certain time. In response, plans to selectively focus resources on promising businesses are in place. During fiscal 2002, NEC Networks implemented the following restructuring measures, with the primary goal of improving profitability in the network infrastructure business.

In optical networking, R&D expenses rose, but little growth in demand for advanced communications systems was expected due to excess network capacity held by North American communications carriers. Under these circumstances, NEC Networks took firm action. Restructuring measures included a review of R&D projects, limits on materials costs, and staff reductions through measures including a second-career development program. NEC Networks also rescaled some overseas operations in line with the slowdown in worldwide demand for communications systems. Specific actions included reducing personnel engaged in operations in Brazil and the United States.

NEC is focusing sharply on developing leading-edge technologies, innovative solutions, and expanding marketing activities. To this end, NEC has realigned its manufacturing facilities in Japan, on the basis of mother plants, where core manufacturing technologies are developed. We sold two manufacturing facilities, excluding technology development, to an Electronic Manufacturing Services (EMS) company.

While 3G wireless communications services made their commercial debut in Japan, some European communications carriers delayed their launch of 3G services. NEC expects that demand for 3G mobile phones will grow steadily. In Japan, NEC made a significant contribution to NTT DoCoMo's launch of 3G services, the world's first, by delivering FOMA terminals and total communications systems ahead of the competition. Overseas, the NEC and Siemens AG Group became a leading supplier of 3G wireless infrastructure in Europe.

NEC's mobile handsets equipped with Internet browsing functions have been well received in Japan for their reliability and user-friendliness. This track record has set the stage for NEC to expand mobile handset business outside of Japan. Fiscal 2002 saw a number of successes on this front. NEC Networks won major orders to supply 3G mobile handsets to the Hutchinson Whampoa Group, which is set to enter the 3G mobile phone business in more than six countries around the world. NEC Networks also won orders from KPN Mobile N.V. for a European version of i-mode mobile handsets, which is compatible with NTT DoCoMo's i-mode mobile Internet service. NEC, Matsushita Electric Industrial Co., Ltd. and Matsushita Communication Industrial Co., Ltd. have begun joint development of application software for 3G handsets. Aimed at shortening development times, the alliance has already delivered impressive results.


system supplier.

Application software for mobile handsets will become increasingly critical as these terminals come equipped with a variety of new functions, such as transmission of video content. Indeed, fiscal 2002 saw NEC lay the foundation upon which to lead the global market in the field of 3G wireless communications.

TOWARD FURTHER GROWTH

CONTINUED EXPANSION IN BROADBAND & MOBILE INTERNET BUSINESSES

While the broadband & mobile Internet markets remain weak, there are some initial signs of an upturn. In Japan, J-Phone Co., Ltd. and other 3G wireless communications carriers intend to provide nationwide 3G mobile phone services by the end of March 2003, following NTT DoCoMo. Looking ahead to 2003, we expect increased use of mobile Internet services as more people subscribe to 3G services. Moreover, the increasing popularity of ADSL services and other high-speed access lines in Japan is expected to spur service provider investment in broadband communications networks in metro and access areas. A number of communications carriers have commenced VoIP (Voice over IP) services, which consist of telephony services over the Internet. NEC Networks anticipates VoIP services will stimulate the growth of a variety of new value-added services.

CORE COMPETENCIES AS A TOTAL SYSTEM SUPPLIER

One of NEC Networks' core competencies is its advanced technological prowess in the field of broadband & mobile Internet. NEC Networks has competitive advantages in a wide variety of technologies, particularly in 3G wireless communications, IP network and optical network systems. Our flagship 3G wireless communications technology is believed to be ahead of the competition. Our IP network technology for communications operators can employ QoS (Quality of Service) control. And we believe our IPv6 router technology surpasses that of competing U.S. companies. NEC Networks' leading-edge optical network systems technology, including carrier-class Ethernet, is another key strength.

NEC Networks looks to expand business by building on these technological advantages. As a total systems supplier, it can deliver optimal systems to communications carriers seeking to grow their earnings by introducing new services or raise efficiency by reducing network operation costs. Meanwhile, NEC Networks will work to improve profitability by streamlining its own operations. Plans call for bolstering Supply Chain Management (SCM), outsourcing certain manufacturing processes and improving development processes. It intends to strengthen operating bases in Japan, while expanding businesses overseas. NEC Networks ultimately aims to become a leading player on the world stage in broadband & mobile Internet markets, as these achieve high growth in the medium term.



Isao Suzuki, Assistant Manager, Mobile Terminal Core Technology Division

FOMA Terminal Software

Mr. Isao Suzuki is involved in software development for FOMA terminals used in NTT DoCoMo's 3G mobile services.

"NEC's mobile handsets feature reliable software and a user-friendly interface. This technology represents a fusion of NEC Networks' communications technology and NEC Solutions' computer technology, gained through experience in developing mainframe computers."

NEC ELECTRON DEVICES



Company President
KAORU TOSAKA

FISCAL 2002 RESULTS

During fiscal 2002, the electron devices market suffered an unprecedented downturn, as overall demand for electronic equipment and systems declined from the previous fiscal year. Global IT-related markets, including PCs and mobile phones, experienced a decline in demand both in terms of volume and sales, and the general economic slowdown resulted in weaker demand for home electronic appliances. These factors significantly impacted our operations. Thus, NEC Electron Devices' sales decreased 31% year on year to ¥842.9 billion ($6,337 million) due to weak performances across all business fields, namely DRAMs, system LSIs, general-purpose semiconductors, displays and electronic components. NEC Electron Devices posted a segment loss of ¥148.2 billion ($1,114 million), mainly reflecting sharp declines in DRAM and color LCD prices in response to the slowdown of the PC market.

EXECUTE RADICAL STRUCTURAL REFORMS

Weak market conditions in fiscal 2002 were caused by a structural problem within the industry. This fiscal year, the historically steady growth of electronic products that had previously fueled demand for electron devices suddenly changed. As a result of this change in demand, NEC Electron Devices does not expect substantial improvement in overall market conditions in fiscal 2003. To address these circumstances, NEC Electron Devices has undertaken decisive actions for structural reforms designed to transform itself into a streamlined organization capable of achieving improved profitability, with limited recovery of sales. These restructuring measures are being taken to reduce fixed costs, including the closure of old production lines, disposal of aging equipment, and workforce reductions.

NEC Electron Devices is also pursuing a strategy designed to refocus resources on key business fields. It is focusing sharply on system LSIs, general-purpose semiconductors such as display driver ICs for PCs and mobile phones, transistors, and compound semiconductor devices, the key devices used in optical communications systems. At the same time, NEC Electron Devices is reinforcing the competitiveness of remaining business fields by utilizing external resources.

REINFORCING THE SYSTEM LSI BUSINESS

The system LSI business is positioned as a core competence of NEC Electron Devices' business field. Here, it is critical to provide device solutions grounded on a firm grasp of customer needs. In fiscal 2002, NEC Electron Devices reinforced a large team of sales engineers, to leverage their ability to deliver a full lineup of customer-centric solutions, ranging from system consultation to software solutions. Moreover, from midway through the fiscal year, NEC Electron Devices adopted a C-based design language for higher design productivity to shorten development Turn-around-time (TAT) with optimum customer satisfaction. Looking ahead, in a few years we hope to shorten the overall development TAT for system LSIs by about 70%.

NEC Electron Devices looks to enhance its ability to ... **tapping the knowledge that**



Development of a CPU with Copper Wiring
NEC Electron Devices successfully developed a CPU with copper wiring. This processor lies at the heart of the Earth Simulator, the world's fastest supercomputer, and was developed at the request of Japan's Ministry of Education, Culture, Sports, Science and Technology. The electrical resistance of copper is roughly 40% less than aluminum, currently the most widely used material for LSI wiring. For these reasons, copper wiring processes are poised to become a promising next-generation technology for building fast and reliable LSIs for high-speed servers, which are key to the broadband & mobile era.



From left:
Takuji Ohnuma & Kenji Niwa,
System ULSI Development Division

NEC Electron Devices' system LSI business is based on its leading-edge, extensive portfolio of design assets, which were realized by its global network of design resources. In particular, NEC Electron Devices is a world leader in offering the USB2.0 bridge controller LSI, which is the standard interface for PCs and other data terminals (please refer to the photograph on page 19).

Process technology and architecture for high-performance interconnects enable the functionality of LSIs as originally designed. NEC Electron Devices made significant progress in this field in fiscal 2002. Our advanced technologies enabled us to develop and manufacture a high-performance graphics-processing LSI for state-of-the-art game consoles, and the CPU with copper wiring technology lies at the very heart of NEC's flagship SX-6 supercomputer, which we believe is the fastest in the world. NEC Electron Devices also contributed to the current boom in digital cameras by providing qualified controller LSIs, which are the electronic heart of digital cameras.

NEC Electron Devices will continue to maintain strong customer relationships and work to achieve better results. It plans to focus on distinctive system LSIs for high-end systems such as servers, core routers and storage, all of which require greater speed, higher integration and performance. At the same time, it will refine leading-edge technologies to become a solutions leader in wider applications by promoting technological competencies.

The field of leading-edge compound semiconductor devices, such as optical and microwave devices, needs a high degree of specialization. In October 2001, NEC Electron Devices separated its optical and microwave semiconductor businesses into a new subsidiary. Called NEC Compound Semiconductor Devices, Ltd., this new subsidiary is expected to enhance NEC's superior technologies and expand business by introducing a unique incentive system.

FOSTERING INDEPENDENT BUSINESSES

While concentrating on its system LSI business, NEC Electron Devices is positioning its other businesses, namely its DRAM, electronic components and display operations, to operate as independent businesses. We expect these businesses to pursue a growth track through realignment and external partnership. Although we have the technological superiority and other strengths needed to continue to run these operations, fierce global competition has made it difficult for us to continue to allocate sufficient resources to these businesses. Under these circumstances, NEC Electron Devices is looking to maintain its competitive edge in these businesses by other means, including strategic alliance formation with other companies.

As for the DRAM business, NEC Electron Devices transferred development and marketing functions to Elpida Memory, Inc., a joint venture formed with Hitachi, Ltd. Although NEC and Hitachi are in charge of DRAM produc-

h lasting customer relationships, extensive design assets and superlative process technologies.



tion, NEC has taken steps to readjust DRAM production bases. In fiscal 2002, NEC stopped DRAM production at production lines in the United States and the United Kingdom. Meanwhile, Elpida Memory plans to establish a new 300mm wafer fabrication plant in fall 2002. In line with these developments, we will accelerate the transfer of our DRAM business to Elpida Memory.

In April 2002, NEC integrated three electronic components businesses—capacitor, relay and rechargeable battery operations—with Tokin Corporation, which was subsequently renamed NEC TOKIN Corporation. The two companies complement each other's product portfolio. Tokin has strong materials technologies along with a product lineup that makes full use of those technologies. Meanwhile, NEC has the technological competence necessary to produce miniature, high-density electronic components, focused on mobile phones and broadband infrastructure systems. NEC and Tokin aim to reap the benefits of synergies generated by combining technologies, while enhancing cost competitiveness through the effective use of overseas manufacturing facilities. The ultimate goal of NEC TOKIN is to become one of the world's leading manufacturers of electronic components grounded on advanced materials technologies.

In other news, orders for plasma displays are expected to exceed our current production capacity. What's more, we anticipate sustained growth in demand for plasma displays for large-screen TVs. NEC Electron Devices will therefore add a new production line for plasma displays to meet higher demand. NEC Electron Devices is also examining a variety of schemes aimed at setting its display business, including color LCDs, on an independent footing. Preparations are underway to switch to a new business format.

THE FUTURE OF NEC ELECTRON DEVICES

The electron devices industry has been experiencing a serious recession since fiscal 2002. However, electron devices for broadband & mobile applications lie at the very heart of the emerging Internet-driven society. As such, demand for these electron devices is likely to grow over the medium to long term. Although NEC intends to maintain its presence in this space, moving forward, NEC Electron Devices needs to concentrate its focus on its three key strengths: longstanding customer relationships; extensive design assets; and competitive process technologies. It will work to enhance its ability to provide solutions that create added value and satisfy customer needs, and to leverage its wide-ranging strengths. With the collaboration of internal needs for the state-of-the-art electron devices for next-generation mobile phones, high-speed servers and other leading-edge electronic products, NEC Electron Devices will further strengthen its solutions capabilities. Through this redirection of resources, we hope to return to profitability and become less susceptible to rapid or unforseen changes in the marketplace.

From left:
Hiroshi Matsunaga,
System ULSI Development Division
Toshichika Sakai,
Network System LSI Development Division
Takeshi Takanashi,
System LSI Solutions Engineering Division



USB2.0-Compliant Devices

One of the core strengths of NEC's system LSI business is its extensive design assets. The development team at NEC Electron Devices developed world-first devices compatible with USB2.0, an interface standard for data transfer among information terminals, widely used in PCs, DVDs and digital cameras. USB2.0 transfers data about 40 times faster than existing standards. NEC Electron Devices expects a variety of uses for USB2.0 devices in daily life as broadband & mobile technologies become woven into the fabric of society.

MAJOR R&D ACHIEVEMENTS IN FISCAL 2002

The businesses of NEC are conducted by three in-house companies and Corporate headquarters. The in-house companies are aligned according to markets served. Headquarters provides support for top management, directs company-wide R&D in line with the NEC Group's overall growth strategy, and implements NEC's Internet strategy. Headquarters also promotes activities that imbue exemplary corporate citizenship, such as community service and environmental stewardship.

NEC Laboratories is engaged in the development of fundamental technologies that spur the creation of new businesses, as well as new technologies that dramatically enhance existing businesses.

FUNDAMENTAL TECHNOLOGIES THAT CREATE NEW BUSINESSES

—NEC Develops Tiny Fuel Cells Using Carbon Nanotubes—

Mobile terminals are being equipped with an increasing number of sophisticated functions. Meeting the growing need for power has become a pressing technological hurdle. To meet this challenge, NEC has developed a tiny fuel cell with electrodes made of carbon nanotubes, a promising material made possible by nanotechnology.

Fuel cells cause fuels such as hydrogen and methanol to react with oxygen, a process that converts chemical energy directly into electricity. This allows for highly efficient power generation with virtually no pollution. What's more, fuel cells can produce about 10 times more energy than rechargeable lithium batteries, currently the most widely used energy source for mobile devices. Fuel cells do not need to be recharged and can be used repeatedly by simply adding more fuel. For these reasons, this technology is likely to become the preferred source of energy in next-generation mobile devices.

Discovered by NEC Research Fellow, Dr. Sumio Iijima, in 1991, carbon nanotubes are a completely new type of carbon-based material, consisting of cylinders measuring several nanometers in diameter (one nanometer is a billionth of a meter). Their physical properties are remarkable. Carbon nanotubes are stronger than steel, and release electrons very efficiently at low voltage, making them ideal for such broad fields as hydrogen storage, composite materials and electron devices.

The tiny fuel cell developed by NEC utilizes electrodes made of a type of carbon nanotube whose physical characteristics enable it to hold microscopic particles of a catalyst, which ionizes the fuel and oxygen. NEC has experimentally confirmed an approximate 20% improvement in power output compared with conventional fuel cells that employ electrodes made of activated carbon.


NEC

The tiny fuel cell developed by NEC uses electrodes made of carbon nanotubes and is half the size of a business card. Fuel cells do not need to be recharged and are virtually pollution-free.

Potential applications for this fuel-cell technology are immense. For example, the fuel cell's large power output could permit continuous use of notebook PCs for several days. This breakthrough may also significantly benefit the environment, as it paves the way for the development of fuel cells for automobiles and the home.

NEW TECHNOLOGIES THAT DRIVE IN-HOUSE COMPANY BUSINESSES

—NEC Develops "digishuff": Software to Manage Network-Oriented Electronic Voting—

The Japanese government is currently implementing the e-Japan Strategy to offer citizens e-government and e-local government services. It is anticipated that in several years, people will be able to submit applications and notifications over information networks, eliminating the need to visit government offices. In the future, the government may also institute electronic voting, which would allow carrying out elections over the Internet.

Electronic voting poses two concerns crucial to ensuring the integrity of elections. The first is protecting voter privacy. The second is ensuring proper voter identification to prevent fraud, such as multiple votes from a single individual. To address these concerns, NEC has developed software "digishuff," which is designed to manage network-based electronic voting systems.

The software employs a sophisticated encryption process that realizes "shuffling"; after rigid voters' identification has taken place, it separates the names of voters from the encrypted votes they cast, thus guaranteeing anonymity. This technology assures voters the highest degree of security without using designated network terminals. At the same time, anyone can play the role of election observer. That is, they can independently verify the accuracy of results submitted by each election precinct. Votes can also be counted quickly. Using common computers such as PCs, approximately 10,000 votes can be counted in only about 20 minutes, at least 10 times faster than the previous electronic voting systems with the same functionality. Furthermore, by allowing people to vote without going to voting stations, this system has the potential to contribute to society by, for example, raising voter turnout and providing greater opportunity for individuals with disabilities to participate in society.

NEC will continue to develop even more advanced network security systems while preparing to commercialize this system.

—NEC Develops Content Distribution Routing Technology for the Broadband Era—

The advance of broadband technology and high-speed mobile networks has spurred greater distribution and use of static and streamed high-volume content (streamed data is viewed in real-time and not cached). Currently, Content Delivery Network (CDN) is the state-of-the-art technology tasked with high-speed distribution of high-volume content. CDN technology and services employ a two-step process. Content is temporarily stored on mirror and cache servers and then forwarded to users closest to those servers. This system reduces the concentrated network load on origin servers, and facilitates high-speed content distribution. However, since only archived content can be distributed, current CDN can deal with fixed contents and tends to cause partial network congestion. This represents a significant impasse for



Pictured to the right is the atomic structure of carbon nanotubes, a promising material made possible by nanotechnology. They are expected to be ideal for a broad range of applications, including hydrogen storage, composite materials and electron devices.

major Internet Service Providers (ISPs) and telecommunications carriers seeking to conduct full-blown content distribution businesses that cater to diverse and fast-changing user needs.

NEC is exploring ways to create a next-generation CDN technology by focusing on new architecture specifications and making low-cost CDN systems. One successful development in this area is the development of novel routing technology that offers caching functions for content distribution, which is comprised of the following:

1) A predictive caching function that automatically caches data from sites that users are likely to access, based on a profile of how sites previously accessed were used, along with other trends;
2) Low-cost, efficient distribution of high-volume content specific to user needs. This is achieved by selectively applying the predictive caching function during periods when network utilization is low.

Trials have confirmed that this routing technology transmits twice the amount of content than the current state-of-the-art technology, with no changes in cost or transmission time.

Substantial growth is foreseen for content distribution services that handle high-volume video data and other demanding forms of material. NEC hopes that this growth will fuel higher demand for enhanced content distribution functions from major ISPs and telecommunications carriers.

—NEC Develops Next-Generation High-Speed LSI for Broadband Communications—

High-performance, high-speed servers and network equipment are vital to creating backbone broadband networks. Crucial to the development of broadband networks is the ability to transfer data at high speeds among LSIs. NEC has developed an LSI for broadband communications that has an inter-LSI data transmission rate of 100Gbit per second, equivalent to sending about 6 hours of video data per second.

Currently, LSI data transfer predominately employs serial data transmission, whereby information is aligned and transmitted in series along a single wire. However, serial data transmission has a number of drawbacks. One problem is waveform distortion due to signal attenuation in the wire. Another difficulty is aligning the timing of signals from different IP cores when many cores are used at the same time (IP cores are functional modules composing system LSIs). The first problem has impeded high-speed, long-distance transmission, while the second has placed constraints on the number of IP cores that can be placed on a single system LSI.

The new system LSI developed by NEC resolves these issues. Signal reception has been improved by realigning the input circuit, making it possible to accurately receive attenuated signals. Moreover, every IP core has its own multi-channel aligner to adjust the speed of incoming signals so that they arrive at the same time. By doubling the current processing speed of network equipment, this new system LSI is expected to play a central role in high-performance network equipment for next-generation broadband networks.



NEC has developed a next-generation high-speed LSI for broadband communications. This enables a high inter-LSI data transmission rate equivalent to sending about 6 hours of video data per second and is expected to play a central role in high-performance network equipment for next-generation broadband networks.

FINANCIAL SECTION

FIVE-YEAR SUMMARY

	In millions of yen					In thousands of U.S. dollars
	1998	1999	2000	2001	**2002**	**2002**
For the fiscal year:						
Sales and other income	¥4,970,686	¥4,815,791	¥5,209,891	¥5,591,122	**¥5,211,412**	**$39,183,549**
Net sales	4,901,122	4,759,412	4,991,447	5,409,736	**5,101,022**	**38,353,549**
Income (loss) before income taxes	90,993	(224,726)	30,183	92,323	**(461,183)**	**(3,467,541)**
Provision (benefit) for income taxes	41,514	(72,988)	32,484	56,308	**(178,173)**	**(1,339,646)**
Income (loss) before cumulative effect of accounting change	47,417	(151,261)	10,416	56,603	**(309,425)**	**(2,326,504)**
Net income (loss)	47,417	(151,261)	10,416	56,603	**(312,020)**	**(2,346,015)**
Capital expenditures	385,346	253,623	281,639	346,491	**200,067**	**1,504,263**
Depreciation	285,862	306,442	260,942	250,138	**234,738**	**1,764,947**
R&D expenses	381,239	346,215	315,163	344,957	**333,632**	**2,508,511**
Per share data (in yen and U.S. dollars):						
Basic:						
Income (loss) before cumulative effect of accounting change	29.78	(94.49)	6.40	34.55	**(187.06)**	**(1.41)**
Net income (loss)	29.78	(94.49)	6.40	34.55	**(188.63)**	**(1.42)**
Diluted:						
Income (loss) before cumulative effect of accounting change	27.36	(94.49)	6.40	32.17	**(187.06)**	**(1.41)**
Net income (loss)	27.36	(94.49)	6.40	32.17	**(188.63)**	**(1.42)**
Cash dividends	11.00	8.50	6.00	11.00	**6.00**	**0.05**
At year-end:						
Total assets	5,074,478	5,045,934	4,608,964	4,823,624	**5,010,883**	**37,675,812**
Shareholders' equity	1,162,287	927,345	976,853	915,036	**564,915**	**4,247,481**
Employees	152,450	157,773	154,787	149,931	**141,909**	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133=U.S.$1.
2. NEC adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" beginning with the fiscal year ended March 31, 2000, and has restated its prior years' consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended March 31, 2002
Compared With the Year Ended March 31, 2001

BUSINESS OVERVIEW

NEC Corporation and our consolidated subsidiaries ("NEC" or "We") is a leading provider of systems, components, services, and integrated solutions for computing and communications applications. We focus particularly on providing reliable solutions to meet complex customer requirements. Our results of operations are thus affected by trends in the information technology ("IT") industry, technological changes such as the proliferation of the Internet, mobile, and broadband technologies, and product cycles resulting from the evolution from one generation of computing, communications, or electron device technologies to the next.

Our business is divided into the electronics business and leasing business. The leasing business segment was established, following the consolidation of NEC Leasing, Ltd.'s financial results into NEC's overall results effective from fiscal 2002, the fiscal year ended March 31, 2002. NEC Leasing provides financing services such as leasing of computer products to government and corporate clients in Japan.

The electronics business is divided into three principal segments, which we call NEC Solutions, NEC Networks, and NEC Electron Devices.

NEC Solutions provides solutions, including the provision of systems integration ("SI") services, software, and Internet-related services as well as the development, design, manufacturing and sale of a wide range of computers and computer-related systems primarily for corporate and individual customers.

NEC Networks provides network integration services as well as the development, design, manufacturing, and sale of communication equipment, primarily to network service providers.

NEC Electron Devices develops, designs, manufactures and sells semiconductors and other electron devices mainly for end-products manufacturers.

NEC is making company-wide efforts to become a solutions-oriented company, which provides solutions that proactively address our customers' problems, selecting and focusing on businesses that capitalize on two broad trends that are shaping the emerging next-generation Internet society: mobile and broadband technologies.

NEC Solutions is developing its SI services business with the goal of becoming a consistent and reliable earnings performer, building on its strengths in open mission critical systems (backbone systems using open systems such as UNIX servers). This effort is already reflected in the results over recent years.

NEC Networks is developing a global leadership position in the networking equipment market, by leveraging its solution capabilities using its knowledge and experience as a total system supplier. This will be accomplished by building on its broad range of superior hardware technologies, such as Internet protocol ("IP") and optical networks, and its strong track record in selling and developing 3G wireless communications infrastructure and mobile handsets.

In NEC Electron Devices, the system LSI business forms the core of its operations, focusing on delivering device solutions based on a thorough understanding of customer needs. Maintaining strong customer relationships, NEC Electron Devices is concentrating efforts on system LSIs for high-end applications that require a greater speed, higher integration and performance, such as LSIs for servers, core routers and storage products. At the same time, NEC Electron Devices is refining leading-edge technologies and promoting their wide spread use in its effort to become a solutions leader in system LSIs in a broad range of applications.

SIGNIFICANT MEASURES TO COUNTER A CHANGING INDUSTRIAL STRUCTURE AND SLOWDOWN IN MARKETS

In fiscal 2002, the effects of the IT downturn in the United States spread to Japan, which has been mired in a prolonged recession, Europe and other regions. Demand weakened for information-related products, such as communications equipment and PCs, and electron devices such as semiconductors and displays. Fiscal 2002 also saw changes in the structure of the IT industry, as seen in the shift of production and certain other activities to China.

In this business climate, NEC implemented the following measures to restore our ability to generate earnings and strengthen our financial position.

(1) Accelerating Structural Reforms

In fiscal 2002, NEC restructured businesses such as those for PCs, DRAMs and displays, that have incurred negative impact due to changes in PC-related markets. Since the second half of fiscal 2002, NEC also implemented a restructuring program to counter the rapid deterioration in the communications equipment market, which is expected to remain challenging for some time. Restructuring expenses totaled ¥285.9 billion ($2,150 million).

Structural reforms implemented by NEC in-house companies are described below.

NEC Solutions: Restructuring the Personal Computers Business

NEC Solutions incurred restructuring expenses of ¥33.6 billion ($253 million), mainly due to restructuring the PCs and PC peripherals business by integrating and realigning domestic subsidiaries.

NEC Networks: Restructuring Cost Structure of Optical Networking Business and Overseas Businesses

NEC Networks' restructuring program focused on reviewing development projects, reducing material costs and streamlining its workforce in the optical networking business. It also worked to scale down operations in Brazil and the United States. NEC Networks recorded ¥51.2 billion ($385 million) in restructuring expenses, mainly for substantial personnel cuts and inventory corrections arising from its restructuring program.

NEC Electron Devices: Implementing Decisive Structural Reforms in Response to a Changing Industrial Structure

In response to a changing growth model for electronic products, NEC Electron Devices incurred ¥200.9 billion ($1,511 million) in restructuring expenses to conduct sweeping reforms to reduce fixed costs in order to achieve improved profitability in fiscal 2003, the fiscal year ending March 31, 2003. Noteworthy actions included stopping DRAM production in the United States and United Kingdom, ceasing operations on old production lines and disposing of aging facilities, and reducing the number of employees.

(2) Improving NEC's Balance Sheet (Shareholders' Equity and Interest-Bearing Debt)

Shareholders' equity at the end of fiscal 2002 was ¥564.9 billion ($4,247 million), down ¥350.1 billion year on year, the shareholders' equity ratio was 11.3% and the debt-equity ratio was 4.0 times. There were two main reasons for the decline. Fiscal 2002's net loss of ¥312.0 billion ($2,346 million), largely the result of restructuring expenses, and an increase in the minimum pension liability adjustment owing to an actual loss on pension plan assets brought about by a weak stock market, reduced shareholders' equity. To facilitate year on year comparison, the shareholders' equity ratio and the debt-equity ratio can be calculated under the assumption that NEC's leasing business was accounted for using the equity method. Under this assumption, the shareholders' equity ratio was 12.7% and the debt-equity ratio was 3.0 times.

The weakening state of NEC's balance sheet in fiscal 2002 was obviously a concern to management, prompting NEC to implement additional restructuring measures, first and foremost to quickly return NEC to profitability. This included reducing inventories by implementing company wide Supply Chain Management ("SCM") and adjusting semiconductor production. As a result, NEC reduced total assets by ¥359.8 billion, compared with the end of fiscal 2001, the fiscal year ended March 31, 2001, and held interest-bearing debt to ¥1,696.7 billion ($12,757 million), which represented an increase of ¥12.5 billion. In both cases, figures are calculated under the assumption that NEC's leasing business was accounted for using the equity method. NEC intends to reduce interest-bearing debt further, using funds raised internally through ongoing efforts to reduce assets and raise the return on assets.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of NEC's financial condition and results of operations discuss NEC's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Management believes that estimates and assumptions used in applying the following critical accounting policies affect NEC's consolidated financial statements significantly.

Marketable Securities

NEC classifies our marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the investments in marketable securities is deemed to be other-than-temporary, NEC recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, NEC evaluates the market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of the marketable securities are based on the average cost of a particular security held at the time of sale.

Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are owned could result in losses or an inability to recover the carrying value of the marketable securities that may not be reflected in marketable securities' current carrying value, thereby possibly requiring an impairment charge in the future.

Pension and Severance Plans

NEC has pension and severance costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including a discount rate and the expected long-term rate of return on pension plan assets.

NEC is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in the assumption in addition to changes resulting from fluctuations in our related employee population.

Deferred Tax

NEC records a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

In this regard, NEC has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for recording a valuation allowance. In the event that NEC were to determine that it would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should NEC determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would decrease income in the period in which such determination was made.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

In determining the fair value of the respective assets, NEC must make estimates and assumptions regarding future cash flows and other factors. If these estimates or their related assumptions change in the future, NEC may be required to record impairment charges for each of the assets not previously recorded.

Intangible Assets

Intangible assets consist primarily of the costs of purchased patents and trade names and goodwill. Goodwill represents the excess of cost of the acquired enterprise over the sum of the amounts assigned to identifiable assets less liabilities assumed. Costs allocated to patents and trade names are amortized principally on a straight-line basis over their estimated useful lives. Goodwill, which arose from business combinations completed before July 1, 2001, has been amortized on a straight-line basis over the period of expected benefit which does not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization is recorded.

NEC reviews the carrying amount of intangible assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

In assessing the recoverability of NEC's intangible assets, NEC must make estimates and assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, NEC may be required to record impairment charges for these assets not previously recorded.

OVERVIEW OF RESULTS

Net Sales

In fiscal 2002, NEC's net sales fell by ¥308.7 billion to ¥5,101.0 billion ($38,354 million), down 6% from the previous fiscal year. The fall was attributable to a 31% decline in net sales at NEC Electron Devices, in spite of a 7% increase in net sales at NEC Networks and almost flat sales at NEC Solutions.

By geographical location of customers, net sales in Japan declined by 1% to ¥3,911.2 billion ($29,407 million). This was mainly attributable to a decline in PCs sales due to a sluggish domestic PCs market and the effect of a fall in both shipments and price of semiconductors and displays due to significantly weak demand. These factors outweighed higher sales of communications equipment, such as mobile handsets, and SI services for various industries such as manufacturing and communications. Overseas sales were down 18% at ¥1,189.8 billion ($8,946 million). Higher sales of fiber-optic submarine cable systems were negated by falling prices for semiconductors, displays and other electron devices in overseas markets (see RESULTS BY OPERATING SEGMENT for more information).

Sales denominated in foreign currencies, principally the U.S. dollar, fell by 17% to ¥1,146.0 billion ($8,617 million), due to falling prices and shipment volume of semiconductors and other products. Consequently, foreign currency denominated sales represented 23% of net sales for fiscal 2002. Fluctuations in foreign currency exchange rates had a negligible effect on earnings, due to a variety of risk hedging measures such as the use of forward exchange contracts and balancing foreign-currency denominated sales and procurement.

Interest, Gain on Securities Sold, Dividends and Other (Other Income)

Other income was ¥103.6 billion ($779 million), down ¥36.5 billion from ¥140.1 billion in the previous fiscal year. Since April 2000, NEC has realigned businesses with the goal of selectively focusing on strategic core businesses. Actions have included divestitures of non-core businesses, and implementing measures designed to raise asset productivity, such as selling marketable securities fading in importance. Consequently, in fiscal 2001, NEC recorded gains on the sale of investments in securities of ¥57.9 billion and gains on the sale of property, plant and equipment of ¥34.3 billion. Likewise in fiscal 2002, NEC recorded gains on the sale of investments in securities of ¥32.9 billion ($247 million) and gains on the sale of property, plant and equipment of ¥12.1 billion ($91 million).

Gain due to Stock Issuances by Subsidiaries

During fiscal 2001, NEC recorded gains of ¥41.3 billion on the initial public offerings ("IPO") of NEC Soft, Ltd. and NEC Machinery Corporation. Of this amount, the sale of NEC's shares in the two companies as part of their IPO accounted for ¥26.0 billion and the remaining ¥15.3 billion represented gains arising from the difference between offering price and the carrying amount of these shares. In fiscal 2002, NEC recorded a ¥3.1 billion ($23 million) gain on the IPO of NEC Mobiling, Ltd. Of this amount, the sale of NEC's shares in NEC Mobiling as part of its IPO made up ¥1.8 billion ($14 million) and gains arising from the difference between the offering price and the carrying amount of these shares accounted for ¥1.2 billion ($9 million). NEC also recorded gains of ¥3.7 billion ($28 million) due to stock issuances by other subsidiaries (see Note 19 to consolidated financial statements on page 59).

Cost of Sales

Cost of sales fell by ¥61.8 billion to ¥3,919.3 billion ($29,468 million). As a percentage of net sales, cost of sales was 76.8%, up 3.2 percentage points over the previous fiscal year. This was mainly attributable to a slump in semiconductor and display prices, which outweighed the effect of measures to improve SCM and cut fixed costs.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses declined by ¥6.2 billion to ¥1,237.3 billion ($9,303 million), mainly reflecting vigorous efforts to trim R&D and other expenses. As a percentage of net sales, however, SG&A expenses edged up 1.3 percentage points due to the sharp drop in sales brought about by falling prices for electron devices.

R&D expenses fell by 3% to ¥333.6 billion ($2,509 million), representing 6.5% of net sales. NEC worked to focus on R&D activities and pursued greater efficiencies with the emphasis on the development of next-generation wireless communication systems, leading-edge system LSIs and Internet-related products (see RESEARCH AND DEVELOPMENT ACTIVITIES for more information).

Other Expenses

Other expenses climbed by ¥259.0 billion to ¥469.4 billion ($3,529 million). In fiscal 2001, NEC incurred restructuring and other unusual charges of ¥136.2 billion for the liquidation of NEC Home Electronics, Ltd., the restructuring of other subsidiaries and the disposal of assets, and recognized impairment losses on investment in securities. In fiscal 2002, NEC incurred restructuring and other unusual charges of ¥370.5 billion ($2,785 million), primarily for additional restructuring measures to mitigate an adverse business environment. NEC recorded such charges for restructuring subsidiaries and the disposal of assets, and impairment losses on investment in securities (see Note 20 to consolidated financial statements on page 60).

Income (Loss) Before Income Taxes

NEC recorded a loss before income taxes of ¥461.2 billion ($3,468 million), down ¥553.5 billion from income before income taxes of ¥92.3 billion in the previous fiscal year. This was mainly attributable to a sharp fall in total segment profit, which fell ¥240.7 billion, reflecting a sharp decline in segment profit at NEC Electron Devices, along with moderate declines at NEC Solutions and NEC Networks. Another factor was the previously mentioned ¥234.3 billion increase in restructuring and other unusual charges.

Equity in Earnings (Losses) of Affiliated Companies

NEC recorded equity in losses of affiliated companies of ¥23.8 billion ($179 million), down ¥45.7 billion from earnings of ¥21.9 billion in the previous fiscal year. This mainly reflected losses posted by affiliates involved in the semiconductor business due to the downturn in the market.

Net Income (Loss)

Net loss for fiscal 2002 was ¥312.0 billion ($2,346 million), down ¥368.6 billion from fiscal 2001's net income. Net loss per share was ¥188.63 ($1.42). This mainly reflected the previously mentioned loss before income taxes and equity in losses due to weak results at equity method affiliates.

Comprehensive Income (Loss)

NEC recorded a comprehensive loss of ¥338.9 billion ($2,548 million) for fiscal 2002. The main reason was the net loss of ¥312.0 billion ($2,346 million). Other comprehensive loss for fiscal 2002 was ¥26.8 billion ($202 million), an improvement of ¥99.8 billion from fiscal 2001. Gains on foreign currency translation adjustments of ¥13.5 billion ($101 million) were negated by a loss of ¥37.8 billion ($284 million) from the minimum pension liability adjustment, caused by falling investment returns on pension plan assets due to slumping stock prices. In fiscal 2001, NEC incurred losses of ¥84.9 billion from the minimum pension liability adjustment due to a change in the discount rate and unrealized losses on marketable securities of ¥60.9 billion owing to falling stock prices.

Dividends

Cash dividends per share applicable to fiscal 2002 were ¥6.0 ($0.05), ¥5.0 less than in the previous fiscal year, in view of the sharp deterioration in business conditions across IT fields and substantial restructuring expenses incurred during fiscal 2002 due to sweeping structural reforms. NEC paid an interim dividend of ¥3.0 per share in December 2001.

Capital Expenditures

Capital expenditures declined by 42% to ¥200.1 billion ($1,504 million), as NEC scaled back capital expenditures in line with the sharp downturn in the operating environment.

RESULTS BY OPERATING SEGMENT

NEC newly consolidated NEC Leasing, formerly an equity method affiliate, effective April 1, 2001. NEC Leasing mainly provides leasing services. The leasing business differs significantly in nature from NEC's non-leasing business, or electronics business and has a significant impact on NEC's consolidated financial condition. Accordingly, NEC has decided to treat the leasing business as a separate segment from the electronics business for accounting purposes. In fiscal 2002, the electronics business posted sales of ¥5,054.8 billion ($38,006 million), down ¥355.0 billion, or 7%, from the previous fiscal year. Total segment losses of the electronics business were ¥59.4 billion ($447 million), down ¥244.6 billion. The leasing business recorded sales of ¥71.8 billion ($540 million) and segment profit of ¥6.3 billion ($47 million).

Sales and segment profit figures by operating segment for the electronics business are presented below. Sales and segment profit figures for each segment include intersegment transactions (see Note 23 to consolidated financial statements on page 62).

NEC SOLUTIONS

SALES
(Billion ¥)


0
500
1,000
1,500
2,000
2,500
2002
2001
2000

Year ended March 31

SEGMENT PROFIT
(Billion ¥)


0
20
40
60
80
100
2002
2001
2000

Year ended March 31

Sales

NEC Solutions' sales for fiscal 2002 were ¥2,209.1 billion ($16,610 million), down 1% from fiscal 2001, almost flat compared with the previous fiscal year. SI services for various industries such as manufacturing and communications fared well. In addition, by seizing follow up opportunities to brisk sales of valued-added services offered by BIGLOBE, sales of software and IT services grew. In hardware, higher sales of such computers as servers, contributed by large-scale projects, were negated by slower sales of personal products due to the persistently weak domestic consumer PC market and a slowdown in PCs for corporate clients.

Segment Profit

Segment profit for fiscal 2002 fell by ¥8.7 billion to ¥75.4 billion ($567 million). Software and services saw higher profit margins thanks to higher productivity in SI services and a stronger focus on software development. This profit was offset, however, by declining hardware profitability, particularly in servers and a weak PC market. As a result, segment profit as a percentage of sales fell by 0.4 of a percentage point to 3.4%.

NEC NETWORKS

SALES
(Billion ¥)


0
500
1,000
1,500
2,000
2002
2001
2000

Year ended March 31

SEGMENT PROFIT
(Billion ¥)


0
20
40
60
80
100
2002
2001
2000

Year ended March 31

Sales

NEC Networks' sales for fiscal 2002 increased by 7% to ¥1,957.2 billion ($14,716 million). The main reason for the increase was strong investment in 3G wireless communications systems by communications operators and strong mobile handset sales in Japan, and increased overseas sales of fiber-optic submarine cable systems mainly in the first half, despite a sharp deterioration in market conditions in the second half.

Segment Profit

Segment profit for fiscal 2002 declined by ¥29.7 billion to ¥53.4 billion ($402 million). As a percentage of sales, segment profit worsened by 1.8 percentage points to 2.7%. Profit margins of mobile handsets improved on account of higher sales than the previous fiscal year in the domestic market, but were outweighed primarily by the falling profitability of network infrastructure, mainly optical networking equipment for overseas communications carriers.

NEC ELECTRON DEVICES

SALES
(Billion ¥)


0
500
1,000
1,500
2002
2001
2000

Year ended March 31

SEGMENT PROFIT (LOSS)
(Billion ¥)


-160
-80
0
80
2002
2001
2000

Year ended March 31

Sales

NEC Electron Devices' sales for fiscal 2002 fell by 31% to ¥842.9 billion ($6,337 million). An abrupt cooling of IT-related markets, including PCs and communications equipment, and the digital home electronics market continued. Accordingly, semiconductor and display businesses were hit hard by a sharp drop in demand for finished electronic products and decreased the sales in terms of both volume and price.

Segment Loss

Segment loss for fiscal 2002 was ¥148.2 billion ($1,114 million), down ¥216.4 billion from fiscal 2001's segment profit. This was mainly attributable to oversupply of DRAMs due to the effect of a stagnant PC market and competition among semiconductor manufacturers. In the display fields, demand for LCDs for use in PCs dropped and profit margins for small to medium-sized displays for mobile phones worsened due to intensified competition.

OTHERS

Sales

The others segment includes the manufacture and sale of semiconductor manufacturing equipment, and LCD projectors as well as information and network system construction services. Sales in this segment were ¥634.8 billion ($4,773 million), down 15% from the previous fiscal year, due to the completion of the sale of our electronic testing and measuring equipment and resistor equipment business.

Segment Profit

Segment profit was ¥3.0 billion ($22 million), down ¥17.3 billion, due to lower sales of semiconductor manufacturing equipment and slimmer profit margins.

LIQUIDITY AND CAPITAL RESOURCES

Financial and Liquidity Management

Regarding liquidity, NEC's policy is to maintain a level of cash and cash equivalents, including committed credit facilities with financial institutions, equivalent to approximately one month of net sales. Cash and cash equivalents including committed credit facilities established with financial institutions in Japan and overseas were ¥727.8 billion ($5,472 million) as of March 31, 2002, ¥91.0 billion more than at the end of the previous fiscal year. This is equivalent to 1.7 times average monthly sales in fiscal 2002. The increase mainly reflected NEC's policy of preparing for possible instability in the domestic financial markets brought about by the bankruptcy of financial institutions and other factors. Under this policy, NEC increased our committed credit facilities by ¥100.0 billion, bringing the total increase to ¥350.0 billion ($2,632 million). Committed credit facility contracts do not contain clauses that revoke the credit facility in the event of an adverse change in ratings of NEC's securities or commercial paper ("CP").

In order to secure stable funds at low interest rates, NEC is also increasing emphasis on procuring long-term funds and on the use of capital market instruments. In fiscal 2002, NEC raised ¥100.0 billion ($752 million) through the issuance of trust originated preferred securities having no predetermined maturity and another ¥100.0 billion ($752 million) through the issuance of euro yen convertible bonds (maturity of 8 years). As of March 31, 2002, long-term funding accounted for 68% of total funds procured, down 5 percentage points from the previous fiscal year due to the issuance of commercial paper maturing after the fiscal year-end. Long-term funding remained at a high level.

The use of capital market instruments accounted for 66% of total funding, up 2 percentage points from the previous fiscal year. All figures exclude the effect of newly consolidated NEC's leasing business.

The trust originated preferred securities were issued to build a stronger financial structure by increasing equity, while minimizing, insofar as possible, the dilution of shareholder value. Trust originated preferred securities have certain equity-like features, such as having no predetermined maturity, ranking junior to ordinary debt in the event of liquidation, and allowing deferrals of dividends for a certain period of time should NEC suspend dividends on common stocks. Major rating agencies have acknowledged that trust originated preferred securities may be recognized as equity to a certain extent. At the same time, however, trust originated preferred securities do not dilute earnings per share for existing shareholders, unlike a share issuance at fair value (see Note 11 to consolidated financial statements on page 52).

In regard to short-term financing, NEC relies primarily on CP in Japan to preserve flexibility for short-term capital for operating purposes. NEC has a ¥500.0 billion ($3,759 million) CP program that is sufficient to meet our short-term cash requirements. In fiscal 2002, NEC's long-term credit ratings were lowered to A+ (Rating and Investment Information, Inc.) and Baa2 (Moody's Investor Service), and short-term credit rating was lowered to a-1 (Rating and Investment Information, Inc.). However, this did not have a material impact on our ability to issue and sell CP.

To maintain flexible funding for short- and long-term cash requirements, NEC's U.S. financial subsidiary has a $500 million medium-term note ("MTN") program and NEC Corporation and our U.K. financial subsidiary also jointly have a $2 billion MTN program.

Off-Balance Sheet Arrangements

NEC securitizes receivables by selling certain trade receivables and investment in leases to a special purpose company, without recourse. The purpose of such securitization is to enhance asset efficiency and eliminate the risk associated with default on trade receivables and investment in leases. On sales of trade receivables and investment in leases, in some cases NEC retains subordinated interests. The subordinated interests have no significant impact on NEC's financial position.

NEC also sells a portion of our land, buildings, facilities and equipment to special purpose companies, leasing them back over periods of one to five years, for the purpose of eliminating risks associated with a fall in asset value or obsolete production facilities. These transactions are treated as operating leases for accounting purposes.

Neither NEC, nor our directors or employees, have any investments in these special purpose companies. The special purpose companies used in connection with the securitization of trade receivables and investment in leases are not consolidated since NEC has surrendered control over the receivables. Likewise, the special purpose companies used in connection with the leasing of property are not consolidated either, since the third parties have made a substantial investment that is at risk for the life of the special purpose companies.

The amount of off-balance sheet arrangements as of March 31, 2001 and 2002 were as follows.

	In billions of yen		In millions of U.S. dollars
As of March 31	2001	**2002**	**2002**
Securitized trade receivable and investment in leases	¥236.4	**¥286.8**	**$2,157**
Operating leases	204.4	**206.6**	**1,553**
Total	¥440.8	**¥493.4**	**$3,710**

Contractual Obligations

The status of contractual obligations as of March 31, 2002, was as follows.

	In billions of yen					In millions of U.S. dollars				
	Payments due by period					Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	5+years	Total	Less than 1 year	1–3 years	3–5 years	5+years
Long-term debt excluding capital leases	¥1,797.4	¥302.5	¥638.9	¥423.5	¥432.5	$13,514	$2,274	$4,804	$3,184	$3,252
Capital leases	11.8	7.8	3.0	1.0	–	89	59	23	7	–
Operating leases	140.8	48.9	56.9	24.2	10.8	1,059	368	428	182	81
Total	¥1,950.0	¥359.2	¥698.8	¥448.7	¥443.3	$14,662	$2,701	$5,255	$3,373	$3,333

Commitments for contractual obligations on the purchase of property, plant and equipment were ¥15.1 billion ($114 million), and will be paid within one year.

The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 22 years), was ¥70.7 billion ($531 million). Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years, and 5 years or more were ¥10.2 billion ($76 million), ¥32.8 billion ($247 million), ¥10.6 billion ($80 million) and ¥17.1 billion ($128 million), respectively.

Assets, Liabilities and Shareholders' Equity

NEC newly consolidated NEC Leasing, formerly an equity method affiliate, effective April 1, 2001. The table below compares the condensed consolidated balance sheets of NEC, treating the leasing business as a consolidated subsidiary and as an equity method affiliate, as in prior years. NEC believes this comparative presentation is critical to an accurate portrayal of our financial position, as the leasing business' interest-bearing debt increases in line with growth in our volume of business.

Condensed Consolidated Balance Sheets (Unaudited)

	Condensed consolidated balance sheets, accounting for leasing business by the equity method			Condensed consolidated balance sheets, including leasing business in consolidation	
	In millions of yen		In thousands of U.S. dollars	In millions of yen	In thousands of U.S. dollars
As of March 31	2001	**2002**	**2002**	**2002**	**2002**
Assets:					
Cash and cash equivalents	¥ 386,835	**¥ 348,021**	**$ 2,616,699**	**¥ 377,772**	**$ 2,840,391**
Notes and accounts receivable	1,053,133	**938,179**	**7,053,977**	**905,069**	**6,805,030**
Inventories	828,081	**650,043**	**4,887,541**	**650,043**	**4,887,541**
Investment in leases	–	**–**	**–**	**506,761**	**3,810,233**
Investments and long-term receivables excluding investment in leases	733,637	**640,957**	**4,819,226**	**621,078**	**4,669,759**
Property, plant and equipment	1,128,813	**939,470**	**7,063,684**	**959,577**	**7,214,865**
Other	693,125	**947,201**	**7,121,813**	**990,583**	**7,447,993**
Total assets	¥4,823,624	**¥4,463,871**	**$33,562,940**	**¥5,010,883**	**$37,675,812**
Liabilities and shareholders' equity:					
Interest-bearing debt	¥1,684,259	**¥1,696,739**	**$12,757,436**	**¥2,259,705**	**$16,990,264**
Other liabilities	2,155,942	**1,987,805**	**14,945,903**	**1,956,246**	**14,708,616**
Minority interests	68,387	**117,212**	**881,293**	**132,817**	**998,624**
Preferred securities issued by a subsidiary	–	**97,200**	**730,827**	**97,200**	**730,827**
Shareholders' equity	915,036	**564,915**	**4,247,481**	**564,915**	**4,247,481**
Total liabilities and shareholders' equity	¥4,823,624	**¥4,463,871**	**$33,562,940**	**¥5,010,883**	**$37,675,812**

Total assets at the end of fiscal 2002 were ¥5,010.9 billion ($37,676 million), up ¥187.3 billion over the previous fiscal year. This mainly reflected a ¥547.0 billion increase in investment in leases and other assets due to the newly consolidated NEC Leasing. Accounting for the leasing business by the equity method, total assets declined by ¥359.8 billion to ¥4,463.9 billion ($33,563 million). NEC's effort to raise asset efficiency brought about sharp cuts in accounts receivable and inventories.

Current assets at the end of fiscal 2002 were ¥2,405.0 billion ($18,083 million), down ¥60.7 billion from the previous fiscal year. The decline was ¥340.4 billion, excluding the impact of additional investment in leases and other of ¥279.7 billion from the consolidation of the leasing business. Accounting for the leasing business by the equity method, cash and cash equivalents were ¥348.0 billion ($2,617 million), down ¥38.8 billion. Notes and accounts receivable declined by ¥115.0 billion to ¥938.2 billion ($7,054 million) due to efforts to promote the collection of accounts receivable and tracking the fourth quarter sales decline. Inventories fell by ¥178.0 billion to ¥650.0 billion ($4,888 million) due to the promotion of SCM and extensive production adjustments at NEC Electron Devices.

Investments and long-term receivables increased by ¥142.2 billion to ¥875.9 billion ($6,586 million), including ¥254.8 billion ($1,916 million) of investment in leases. A decline in marketable securities, reflecting a weak stock market and the sale of marketable securities aimed at raising asset efficiency, was negated by the ¥234.9 billion in additional investment in leases and other assets from the consolidation of the leasing business.

Property, plant and equipment decreased by ¥169.2 billion to ¥959.6 billion ($7,215 million). The main reason was the recording of such losses as impairment on existing facilities due to restructuring measures, the sale of certain production bases to Electronics Manufacturing Service ("EMS") companies and the leasing of production facilities.

Other assets totaled ¥770.4 billion ($5,792 million), up ¥275.0 billion. NEC recorded long-term deferred tax assets relating to future tax effects on operating loss carry forwards resulting from our substantial net loss in fiscal 2002.

Current and long-term liabilities increased by ¥375.8 billion from the end of fiscal 2001 to ¥4,216.0 billion ($31,699 million). Interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, increased by ¥575.4 billion to ¥2,259.7 billion ($16,990 million). The increase in interest-bearing debt was mainly attributable to the effect of the consolidation of NEC Leasing, which was ¥563.0 billion. Excluding that effect, interest-bearing debt increased by only ¥12.5 billion to ¥1,696.7 billion ($12,757 million). While NEC worked to reduce interest-bearing debt by procuring funds through preferred securities issued by a subsidiary, declining cash flows from operating activities and the issuance of euro yen convertible bonds lifted slightly interest-bearing debt.

Accrued pension and severance costs increased by ¥67.2 billion to ¥467.6 billion ($3,515 million). This mainly reflected lower investment returns on pension plan assets due to the weak stock market.

Shareholders' equity was ¥564.9 billion ($4,247 million), down ¥350.1 billion compared with the previous fiscal year end. This was mainly due to the current year net loss and a ¥26.8 billion decrease in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of accumulated foreign currency translation adjustments, the minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The decrease in accumulated other comprehensive income (loss) was mainly due to a ¥37.8 billion increase in the minimum pension liability adjustment due to lower investment returns. As a result, the shareholders' equity ratio declined from 19.0% to 11.3% (12.7% using the equity method of accounting for the leasing business).

Cash Flows

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Net cash provided by (used in):				
Operating activities	¥ 458.5	¥ 360.5	**¥ 136.6**	**$ 1,027**
Investing activities	90.4	(111.5)	**(203.5)**	**(1,530)**
Financing activities	(487.5)	(240.0)	**55.7**	**418**
Effect of exchange rate changes on cash and cash equivalents	(7.1)	3.9	**2.1**	**17**
Net increase (decrease) in cash and cash equivalents	¥ 54.3	¥ 12.9	**¥ (9.1)**	**$ (68)**

Cash and cash equivalents at the end of fiscal 2002 amounted to ¥377.8 billion ($2,840 million), down ¥9.1 billion from the end of fiscal 2001.

Net cash provided by operating activities was ¥136.6 billion ($1,027 million), ¥223.9 billion less than the previous fiscal year. A company-wide effort to raise asset efficiency through such means as production innovations reduced inventories, notes and accounts receivable. However these reductions were offset by NEC's fiscal 2002 net loss of ¥312.0 billion ($2,346 million). Depreciation fell by ¥15.4 billion to ¥234.7 billion ($1,765 million) due to cutbacks in capital expenditures.

Net cash used in investing activities was ¥203.5 billion ($1,530 million), ¥92.0 billion more than in fiscal 2001. The effect of decreased expenditures on property, plant and equipment in line with cuts in capital expenditures was countered by reduced proceeds from the sale of marketable securities and property, plant and equipment compared with the previous fiscal year.

Net cash provided by financing activities was ¥55.7 billion ($418 million). NEC raised a total of ¥200.0 billion ($1,504 million) (par value) in December 2001 through the issuance of ¥100.0 billion ($752 million) in euro yen convertible bonds and ¥100.0 billion ($752 million) in preferred securities by a subsidiary in capital markets at home and abroad. Other factors were the redemption of convertible bonds and repayment of loans.

RESEARCH AND DEVELOPMENT ACTIVITIES

Since the establishment in 1939 of our first research laboratory, we have consistently recognized that our Research and Development (R&D) activities are a critical component for our success. We will continue to devote significant financial personnel and other resources to R&D efforts.

The table below sets forth information with respect to R&D expenditures for the periods shown:

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
R&D expenses	¥315.2	¥345.0	**¥333.6**	**$2,509**
Percentage of sales	6.3%	6.4%	**6.5%**	**6.5%**

R&D expenses in fiscal 2002 at NEC Solutions, NEC Networks and NEC Electron Devices, and others, were ¥51.8 billion ($389 million), ¥153.9 billion ($1,157 million), and ¥95.7 billion ($720 million), and ¥32.2 billion ($243 millon), respectively.

NEC conducts R&D activities at NEC Laboratories, our corporate R&D department, as well as in each of the R&D departments of NEC Solutions, NEC Networks and NEC Electron Devices, respectively.

NEC Laboratories conducts medium and long-term R&D activities to develop fundamental technologies that will form the basis for NEC's future operations, and new technologies that will enhance existing businesses. These activities take place in various specialized laboratories located in Japan, the United States and Europe.

NEC's in-house companies conduct product and technology development at their own respective development divisions and development laboratories. The activities of each of these R&D departments are closely related to the operating activities of its affiliated in-house companies. R&D departments are responsible for addressing the needs of their own targeted markets. NEC Laboratories collaborates closely with each of these R&D departments in product and technology development activities.

NEC conducts R&D activities in the areas of:

- Internet application platforms focused on e-commerce and application platforms and mission-critical systems
- Communications systems focused on optical network systems, third and fourth-generation mobile communications systems and mobile handsets, and IP networking systems such as routers
- Semiconductor devices, focusing on system LSIs
- Fundamental research such in nanotechnology and convergence of biology and IT

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, net income (loss), and net income (loss) per share are as follows.

	2001			
Year ended March 31	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (in billions of yen)	¥1,062.3	¥1,416.0	¥1,242.9	¥1,688.5
Net income (in billions of yen)	3.0	17.5	8.3	27.8
Net income per share-basic (in yen)	1.85	10.72	5.06	16.86
Net income per share-diluted (in yen)	1.85	9.88	4.81	15.29

	2002			
Year ended March 31	1st Quarter(*)	2nd Quarter	3rd Quarter	4th Quarter
Net sales (in billions of yen)	**¥1,124.6**	**¥1,343.4**	**¥1,125.1**	**¥1,507.9**
Net income (loss) (in billions of yen)	**3.4** **0.8**	**(30.7)**	**(155.1)**	**(127.0)**
Net income (loss) per share-basic (in yen)	**2.07** **0.50**	**(18.57)**	**(93.73)**	**(76.82)**
Net income (loss) per share-diluted (in yen)	**2.03** **0.49**	**(18.57)**	**(93.73)**	**(76.82)**
Net sales (in millions of U.S. dollars)	**$ 8,456**	**$ 10,101**	**$ 8,459**	**$ 11,338**
Net income (loss) (in millions of U.S. dollars)	**25** **6**	**(231)**	**(1,166)**	**(955)**
Net income (loss) per share-basic (in U.S. dollars)	**0.02** **0.02**	**(0.14)**	**(0.70)**	**(0.58)**
Net income (loss) per share-diluted (in U.S. dollars)	**0.00** **0.00**	**(0.14)**	**(0.70)**	**(0.58)**

**Upper-Income (loss) before cumulative effect of accounting change*

CONSOLIDATED BALANCE SHEETS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2001 and 2002

	In millions of yen		In thousands of U.S. dollars (Note 3)
ASSETS	2001	**2002**	**2002**
Current assets:			
Cash and cash equivalents	¥ 386,835	**¥ 377,772**	**$ 2,840,391**
Notes receivable, trade (Notes 8 and 16)	60,127	**33,224**	**249,804**
Accounts receivable, trade (Notes 8 and 16)	1,020,205	**904,020**	**6,797,143**
Allowance for doubtful notes and accounts	(27,199)	**(32,175)**	**(241,917)**
Current portion of investment in leases (Notes 8, 16 and 21)	–	**251,947**	**1,894,338**
Inventories (Note 6)	828,081	**650,043**	**4,887,541**
Deferred tax assets (Note 10)	123,786	**118,293**	**889,421**
Prepaid expenses and other current assets	73,940	**101,912**	**766,256**
Total current assets	2,465,775	**2,405,036**	**18,082,977**
Investments and long-term receivables:			
Marketable securities (Notes 5 and 8)	335,680	**263,079**	**1,978,038**
Investments and advances (Note 4):			
Affiliated companies	194,138	**154,747**	**1,163,511**
Other	153,964	**158,179**	**1,189,316**
Long-term receivables, trade	49,855	**45,073**	**338,894**
Investment in leases (Notes 8, 16 and 21)	–	**254,814**	**1,915,895**
	733,637	**875,892**	**6,585,654**
Property, plant and equipment (Notes 8 and 21):			
Land	98,261	**103,783**	**780,323**
Buildings	935,953	**887,698**	**6,674,421**
Machinery and equipment	2,321,503	**2,063,309**	**15,513,602**
Construction in progress	59,171	**71,349**	**536,459**
	3,414,888	**3,126,139**	**23,504,805**
Accumulated depreciation	(2,286,075)	**(2,166,562)**	**(16,289,940)**
	1,128,813	**959,577**	**7,214,865**
Other assets:			
Deferred tax assets (Note 10)	178,838	**442,411**	**3,326,399**
Intangible assets (Note 7)	243,630	**254,711**	**1,915,120**
Other	72,931	**73,256**	**550,797**
	495,399	**770,378**	**5,792,316**
	¥ 4,823,624	**¥ 5,010,883**	**$ 37,675,812**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	In millions of yen		In thousands of U.S. dollars (Note 3)
	2001	2002	2002
Current liabilities:			
Short-term borrowings (Note 8)	¥ 231,251	**¥ 450,544**	**$ 3,387,549**
Current portion of long-term debt (Note 8)	231,713	**310,283**	**2,332,955**
Notes payable, trade	83,899	**61,685**	**463,797**
Accounts payable, trade	1,107,449	**877,270**	**6,596,015**
Accounts payable, other and accrued expenses	296,585	**295,505**	**2,221,842**
Accrued income taxes	42,862	**35,317**	**265,541**
Other current liabilities	203,904	**179,737**	**1,351,406**
Total current liabilities	2,197,663	**2,210,341**	**16,619,105**
Long-term liabilities:			
Long-term debt (Note 8)	1,221,295	**1,498,878**	**11,269,760**
Accrued pension and severance costs (Note 9)	400,333	**467,561**	**3,515,496**
Other	20,910	**39,171**	**294,519**
	1,642,538	**2,005,610**	**15,079,775**
Minority shareholders' equity in consolidated subsidiaries	68,387	**132,817**	**998,624**
Preferred securities issued by a subsidiary (Note 11)	–	**97,200**	**730,827**
Commitments and contingent liabilities (Note 22):			
Shareholders' equity (Note 12):			
Common stock:			
Authorized — 3,200,000,000 shares			
Issued 2001 — 1,656,259,435 shares	244,717		
2002 — 1,656,268,189 shares		**244,726**	**1,840,045**
Additional paid-in capital	361,813	**361,820**	**2,720,451**
Legal reserve	39,046	**39,046**	**293,579**
Retained earnings	349,033	**27,079**	**203,601**
Accumulated other comprehensive income (loss)	(78,603)	**(105,437)**	**(792,759)**
	916,006	**567,234**	**4,264,917**
Treasury stock, at cost:			
2001 — 307,716 shares	(970)		
2002 — 2,285,092 shares		**(2,319)**	**(17,436)**
	915,036	**564,915**	**4,247,481**
	¥4,823,624	**¥5,010,883**	**$37,675,812**

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2000, 2001 and 2002

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2000	2001	**2002**	**2002**
Sales and other income:				
Net sales	¥4,991,447	¥5,409,736	**¥5,101,022**	**$38,353,549**
Interest, gain on securities sold, dividends and other (Notes 5, 20 and 21)	218,444	140,062	**103,637**	**779,226**
Gain due to stock issuances by subsidiaries (Note 19)	–	41,324	**6,753**	**50,774**
	5,209,891	5,591,122	**5,211,412**	**39,183,549**
Costs and expenses:				
Cost of sales	3,664,513	3,981,113	**3,919,268**	**29,468,180**
Selling, general and administrative (Notes 2, 17 and 18)	1,216,520	1,243,440	**1,237,276**	**9,302,827**
Interest	70,211	63,873	**46,673**	**350,925**
Other (Note 20)	228,464	210,373	**469,378**	**3,529,158**
	5,179,708	5,498,799	**5,672,595**	**42,651,090**
Income (loss) before income taxes	30,183	92,323	**(461,183)**	**(3,467,541)**
Provision (benefit) for income taxes (Note 10)	32,484	56,308	**(178,173)**	**(1,339,646)**
Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(2,301)	36,015	**(283,010)**	**(2,127,895)**
Minority interest in income (losses) of consolidated subsidiaries	(1,419)	1,296	**2,574**	**19,353**
Income (loss) before equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(882)	34,719	**(285,584)**	**(2,147,248)**
Equity in earnings (losses) of affiliated companies (Note 4)	11,298	21,884	**(23,841)**	**(179,256)**
Income (loss) before cumulative effect of accounting change	10,416	56,603	**(309,425)**	**(2,326,504)**
Cumulative effect of accounting change, net of tax (Note 2)	–	–	**(2,595)**	**(19,511)**
Net income (loss)	10,416	56,603	**(312,020)**	**(2,346,015)**
Comprehensive income (loss):				
Other comprehensive income (loss), net of tax (Note 12):				
Foreign currency translation adjustments	(24,333)	19,127	**13,451**	**101,136**
Minimum pension liability adjustment (Note 9)	28,243	(84,871)	**(37,834)**	**(284,466)**
Unrealized gains (losses) on marketable securities (Note 5)	41,500	(60,864)	**463**	**3,481**
Unrealized gains (losses) on derivative financial instruments (Note 15)	–	–	**692**	**5,203**
Cumulative effect of accounting change (Note 2)	–	–	**(3,606)**	**(27,113)**
Other comprehensive income (loss)	45,410	(126,608)	**(26,834)**	**(201,759)**
Comprehensive income (loss)	¥ 55,826	¥ (70,005)	**¥ (338,854)**	**$ (2,547,774)**
Retained earnings:				
Balance at beginning of year	¥ 313,262	¥ 312,638	**¥ 349,033**	**$ 2,624,308**
Net income (loss)	10,416	56,603	**(312,020)**	**(2,346,015)**
Dividends	(9,770)	(18,084)	**(9,934)**	**(74,692)**
Transfer to legal reserve	(1,270)	(2,124)	**–**	**–**
Balance at end of year	¥ 312,638	¥ 349,033	**¥ 27,079**	**$ 203,601**

	In yen			In U.S. dollars (Note 3)
	2000	2001	**2002**	**2002**
Per share (Note 14):				
Basic:				
Income (loss) before cumulative effect of accounting change	¥6.40	¥34.55	**¥(187.06)**	**$(1.41)**
Net income (loss)	6.40	34.55	**(188.63)**	**(1.42)**
Diluted:				
Income (loss) before cumulative effect of accounting change	6.40	32.17	**(187.06)**	**(1.41)**
Net income (loss)	6.40	32.17	**(188.63)**	**(1.42)**
Cash dividends per share	¥6.00	¥11.00	**¥ 6.00**	**$ 0.05**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2000, 2001 and 2002

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2000	2001	2002	2002
Cash flows from operating activities:				
Net income (loss)	¥ 10,416	¥ 56,603	**¥(312,020)**	**$(2,346,015)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	260,942	250,138	**234,738**	**1,764,947**
Deferred income taxes	(2,102)	(2,463)	**(222,423)**	**(1,672,353)**
(Gain) loss on property, plant and equipment	(24,249)	(13,823)	**146,430**	**1,100,977**
Realized (gain) loss on marketable securities	(98,194)	2,175	**62,139**	**467,211**
Gain due to stock issuances by subsidiaries	–	(41,324)	**(6,753)**	**(50,774)**
Provision for pension and severance costs, less payments	10,310	5,060	**56**	**421**
Equity in (earnings) losses of affiliated companies, net of dividends	(7,552)	(17,149)	**28,030**	**210,752**
Minority interest in income (losses) of consolidated subsidiaries	(1,419)	1,296	**2,574**	**19,353**
(Increase) decrease in notes and accounts receivable	201,934	(139,644)	**169,628**	**1,275,398**
(Increase) decrease in inventories	85,104	(83,769)	**216,062**	**1,624,526**
Increase (decrease) in notes and accounts payable	80,817	226,886	**(178,878)**	**(1,344,947)**
Increase (decrease) in other current liabilities	(56,383)	110,723	**(60,747)**	**(456,744)**
Other, net	(1,087)	5,783	**57,801**	**434,594**
Net cash provided by operating activities	458,537	360,492	**136,637**	**1,027,346**
Cash flows from investing activities:				
Proceeds from sales of property, plant and equipment	246,386	112,887	**56,094**	**421,759**
Additions to property, plant and equipment	(263,767)	(310,711)	**(295,585)**	**(2,222,444)**
Proceeds from sales and redemption of marketable securities	180,576	48,053	**33,659**	**253,075**
Purchase of marketable securities	(97,606)	(3,373)	**(2,482)**	**(18,662)**
Proceeds from sales of affiliates' stock	33,672	55,656	**38,438**	**289,008**
Investments in affiliates	(5,675)	–	**(31,046)**	**(233,429)**
Disbursements for long-term loans	(646)	(23,151)	**(11,842)**	**(89,038)**
Decrease in long-term loans	1,599	10,458	**18,714**	**140,707**
Increase in other investment securities	(566)	(2,028)	**(6,408)**	**(48,180)**
Other, net	(3,577)	683	**(3,078)**	**(23,142)**
Net cash provided by (used in) investing activities	90,396	(111,526)	**(203,536)**	**(1,530,346)**
Cash flows from financing activities:				
Proceeds from long-term debt	24,916	115,401	**257,240**	**1,934,136**
Repayments of long-term debt	(282,917)	(218,144)	**(398,479)**	**(2,996,083)**
Increase (decrease) in short-term borrowings	(222,434)	(149,988)	**104,232**	**783,699**
Dividends paid	(9,801)	(14,577)	**(15,948)**	**(119,910)**
Proceeds from stock issuances by subsidiaries	–	24,635	**12,448**	**93,594**
Proceeds from preferred securities issued by a subsidiary	–	–	**97,000**	**729,323**
Other, net	2,765	2,627	**(839)**	**(6,308)**
Net cash provided by (used in) financing activities	(487,471)	(240,046)	**55,654**	**418,451**
Effect of exchange rate changes on cash and cash equivalents	(7,164)	3,948	**2,182**	**16,406**
Net increase (decrease) in cash and cash equivalents	54,298	12,868	**(9,063)**	**(68,143)**
Cash and cash equivalents at beginning of year	319,669	373,967	**386,835**	**2,908,534**
Cash and cash equivalents at end of year	¥ 373,967	¥ 386,835	**¥ 377,772**	**$ 2,840,391**
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	¥ 70,120	¥ 63,021	**¥ 47,852**	**$ 359,789**
Income taxes	39,277	33,347	**51,795**	**389,436**
Supplemental information of noncash financing activities:				
Conversion of convertible debt into shares of common stock	¥ 1,292	¥ 27,159	**¥ 18**	**$ 135**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

1. NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company operates its principal business through three in-house companies based on customers and markets served.

NEC Solutions is primarily engaged in the provision of systems integration services, Internet-related services, and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporate and individual customers.

NEC Networks is primarily engaged in the development, design, manufacture, sale and network integration services for communication systems and equipment mainly for network service providers.

NEC Electron Devices is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

The Company's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and its products are marketed by the Company throughout the world.

2. SIGNIFICANT ACCOUNTING POLICIES

NEC Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant accounting policies, after reflecting adjustments for the above, are as follows:

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation and its subsidiaries in which it has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. The fiscal years of certain foreign subsidiaries are December 31 and there have been no significant transactions for such subsidiaries for the period from January 1, 2002 to March 31, 2002.

Investments in 20–50% owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

Special purpose entities ("SPEs") used in connection with the securitization of receivables are not consolidated when the Company has surrendered control over the receivables. SPEs used in connection with the leasing of property are not consolidated when the owner of the SPE has made a substantial investment that is at risk for the life of the SPE.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Foreign currency translation

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at appropriate year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

Marketable securities and other investments

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the investments in marketable securities is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates the market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost.

Inventories

Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over the estimated useful lives.

Intangible assets

Intangible assets consist primarily of the costs of purchased patents and trade names and goodwill. Goodwill represents the excess of cost of the acquired enterprise over the sum of the amounts assigned to identifiable assets less liabilities assumed. Costs allocated to patents and trade names are amortized principally on a straight-line basis over their estimated useful lives. Goodwill, which arose from business combinations completed before July 1, 2001, has been amortized on a straight-line basis over the period of expected benefit which does not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization is recorded.

The Company reviews the carrying amount of intangible assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Income taxes

Deferred tax assets and liabilities are determined based on the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax effects attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Issuance of stock by a subsidiary

When a subsidiary issues stock to unrelated third parties, the Company's ownership interest in the subsidiary decreases; however, if the price per share is more or less than the Company's average carrying amount per share, the Company is required to adjust the carrying amount of its investment in the subsidiary.

Prior to fiscal 2001, the Company accounted for such adjustments as capital transactions, with a charge or credit to additional paid-in capital. In fiscal 2001, the Company changed its accounting method to recognize such gains or losses in income for the year in which the change in ownership interest occurs.

The Company believed this change was to a preferable method because it better reflects the Company's stated strategy of taking competitive subsidiaries public and raising their overall corporate value. As a result of the change, net income and diluted net income per share for the year ended March 31, 2001 increased by ¥8,868 million and by ¥4.79 per share, respectively.

Net income per share

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have antidilutive effect.

Revenue recognition

Revenue from sales of mass-produced standard products such as electron devices, mobile terminals, computers and workstations is recognized when the products are shipped.

Revenue from services is recognized as the services are provided.

Revenue from development of custom software products is recognized when the software products have been delivered and accepted by the customer.

The Company enters into multiple element projects with customers which include both products and services. Such projects generally include several separate agreements covering portions of the project. If the Company has vendor specific objective evidence for revenues allocated to each separate agreement and undelivered elements are not essential to functionality of delivered elements, revenue is allocated among the elements as each is completed and accepted by the customer. If undelivered elements are essential to functionality, revenue for the project is recognized when all elements have been completed and the project is accepted by the customer.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as sales-type lease or direct-financing lease are accounted for as operating leases and related revenue are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company's products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Shipping and handling costs

The Company includes shipping and handling costs which totaled ¥6,938 million, ¥6,719 million and ¥6,372 million ($47,910 thousand) for the years ended March 31, 2000, 2001 and 2002 in selling, general and administrative expenses.

Derivative financial instruments

Effective on April 1, 2001, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Adoption of SFAS No. 133 on April 1, 2001 resulted in a loss from the cumulative effect of an accounting change of ¥2,595 million ($19,511 thousand) and a reduction from accumulated other comprehensive income (loss) of ¥3,606 million ($27,113 thousand).

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as forward exchange contracts and interest rate swap agreements, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in fair values of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent it is effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Prior to April 1, 2001, the Company used forward exchange contracts and interest rate swap agreements for hedging purposes. For forward exchange contracts, gains and losses on contracts designated as hedges were recognized in income and were offset against the foreign exchange differences in the underlying assets and liabilities. The gains and losses were included in other income or expenses. The discounts and premiums on forward exchange contracts were amortized over the lives of the respective contracts and included in interest expense. The related receivable or payable was included in other current assets or other current liabilities. Agreements that are, in substance, essentially the same as forward exchange contracts, such as currency swaps, are accounted for in a manner similar to the accounting for forward exchange contracts. For interest rate swap agreements, differentials to be paid or received related to interest rate swap agreements were recognized in interest expense over the lives of the agreement. The receivable or payable for the differential is included in other current assets or other current liabilities.

Sales of receivables

In some cases, the Company retains certain interests in trade receivables and investment in leases sold in securitizations. Gain or loss on the sale of the trade receivables and investment in leases is based on the previous carrying amount of the trade receivables and investment in leases involved in the transfer, allocated between the trade receivables and investment in leases sold, and the retained interests based on their relative fair values at the transfer date. The Company generally estimates fair value based on the present value of future expected cash flows estimated using certain assumptions; credit losses and discount rates commensurate with the risks involved.

New accounting standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will adopt SFAS No. 142 effective April 1, 2002. The Company recorded amortization of ¥5,517 million, ¥6,330 million and ¥8,360 million ($62,857 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively, under previous accounting standards. In accordance with SFAS No. 142, the Company is required to perform the impairment tests of goodwill and indefinite lived intangible assets by the end of September 2002. Any impairment charge resulting from these tests will be reflected as the cumulative effect of accounting change. The Company has not yet determined whether the adoption of this statement will result in an impairment of goodwill and indefinite lived intangible assets.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations,* for a disposal of a segment of a business. SFAS No. 144 is effective for years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS No. 144 effective April 1, 2002 and has not determined what effect, if any, it will have on the Company's results of operations and financial position.

Reclassifications

Certain accounts in the consolidated financial statements for the years ended March 31, 2000 and 2001 have been reclassified to conform to the 2002 presentation.

3. U.S. DOLLAR AMOUNTS

U.S. dollar amounts are included solely for the convenience of the readers of the financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

As the amounts shown in U.S. dollars are for convenience only, the rate of ¥133=U.S.$1, the approximate current rate at March 29, 2002, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of voting shares at March 31, 2002 are: Nippon Electric Glass Co., Ltd. (35.7%); ANRITSU CORPORATION (22.0%); Toyo Communication Equipment Co., Ltd. (21.4%); Tokin Corporation (43.2%); SUMITOMO 3M Limited (25.0%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 6 other companies.

Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2001	**2002**	**2002**
Current assets	¥1,189,132	**¥ 655,028**	**$ 4,925,023**
Other assets, including property, plant and equipment	1,043,043	**694,943**	**5,225,135**
Total assets	¥2,232,175	**¥1,349,971**	**$10,150,158**
Current liabilities	¥ 854,569	**¥ 487,567**	**$ 3,665,917**
Long-term liabilities	751,623	**338,103**	**2,542,128**
Shareholders' equity	625,983	**524,301**	**3,942,113**
Total liabilities and shareholders' equity	¥2,232,175	**¥1,349,971**	**$10,150,158**

Year ended March 31	In millions of yen 2000	2001	2002	In thousands of U.S. dollars 2002
Sales and operating revenue	¥1,104,816	¥1,388,641	**¥1,002,208**	**$7,535,398**
Gross profit	212,714	276,966	**179,108**	**1,346,677**
Net income (loss)	30,204	75,888	**(57,505)**	**(432,368)**

Of the 13 affiliated companies at March 31, 2002 (16 companies at March 31, 2001) accounted for by the equity method, the stocks of 4 companies (5 companies at March 31, 2001) carried at ¥118,382 million and ¥110,072 million ($827,609 thousand) at March 31, 2001 and 2002, respectively, had quoted market values of an aggregate of ¥217,234 million and ¥130,174 million ($978,752 thousand) at March 31, 2001 and 2002, respectively.

As a result of reorganization of various affiliated companies, the Company acquired a controlling financial interest in a leasing affiliated company, and consolidated such entity in the year ended March 31, 2002.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

March 31	In millions of yen 2001	2002	In thousands of U.S. dollars 2002
Receivables, trade	¥62,929	**¥18,191**	**$136,774**
Payables, trade	83,636	**19,201**	**144,368**

Year ended March 31	In millions of yen 2000	2001	2002	In thousands of U.S. dollars 2002
Sales	¥211,388	¥206,961	**¥72,384**	**$544,241**
Purchases	111,119	172,571	**57,597**	**433,060**

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2000, 2001 and 2002 totaled ¥3,746 million, ¥5,052 million and ¥2,049 million ($15,406 thousand), respectively.

5. MARKETABLE SECURITIES

The following is a summary of marketable securities by major security type:

	In millions of yen							
	2001				**2002**			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:								
Equity securities	¥233,842	¥100,420	¥32,984	¥301,278	**¥177,855**	**¥95,112**	**¥17,871**	**¥255,096**
Debt securities	26,425	8,209	232	34,402	**8,348**	**14**	**379**	**7,983**
	¥260,267	¥108,629	¥33,216	¥335,680	**¥186,203**	**¥95,126**	**¥18,250**	**¥263,079**

	In thousands of U.S. dollars			
	2002			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:				
Equity securities	**$1,337,256**	**$715,128**	**$134,369**	**$1,918,015**
Debt securities	**62,767**	**105**	**2,849**	**60,023**
	$1,400,023	**$715,233**	**$137,218**	**$1,978,038**

Contractual maturities of available-for-sale debt securities at March 31, 2002 are in the period from May 20, 2002 to July 27, 2009.

Proceeds from sales of available-for-sale securities were ¥180,576 million, ¥48,053 million and ¥21,017 million ($158,023 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively. Gross realized gains were ¥98,200 million, ¥40,099 million and ¥8,435 million ($63,421 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively, and gross realized losses, including writedowns, were ¥6 million, ¥42,274 million and ¥70,574 million ($530,632 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

6. INVENTORIES

Inventories at March 31, 2001 and 2002 consisted of the following:

	In millions of yen		In thousands of U.S. dollars
March 31	2001	**2002**	**2002**
Finished products	¥294,876	**¥235,783**	**$1,772,804**
Work in process and semifinished components	403,501	**318,115**	**2,391,842**
Less — Advance payments received	(54,414)	**(47,448)**	**(356,752)**
Raw materials and purchased components	184,118	**143,593**	**1,079,647**
	¥828,081	**¥650,043**	**$4,887,541**

7. INTANGIBLE ASSETS

Accumulated amortization of intangible assets was ¥237,170 million and ¥239,829 million ($1,803,226 thousand) at March 31, 2001 and 2002, respectively.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2001 and 2002 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2001	**2002**	**2002**
Loans, principally from banks, including bank overdrafts (average interest rate of 1.96% in 2001 and 1.25% in 2002):			
Secured	¥ 7,720	**¥ 20,228**	**$ 152,090**
Unsecured	211,797	**249,316**	**1,874,557**
Commercial paper (average interest rate of 12.24% in 2001 and 0.11% in 2002)	11,734	**181,000**	**1,360,902**
	¥231,251	**¥450,544**	**$3,387,549**

At March 31, 2002, the Company had unused lines of credit for short-term financing aggregating ¥268,406 million ($2,018,090 thousand) with no commitment fees and credit facility agreements aggregating ¥350,000 million ($2,631,579 thousand) with certain facility fees.

Long-term debt at March 31, 2001 and 2002 was as follows:

March 31	In millions of yen 2001	In millions of yen 2002	In thousands of U.S. dollars 2002
Loans, principally from banks and insurance companies, due 2001 to 2010 with interest rates of 0.233% to 12.75% at March 31, 2001 and due 2002 to 2011 with interest rates of 0.105% to 14.50% at March 31, 2002:			
Secured	¥ 30,960	**¥ 23,495**	**$ 176,654**
Unsecured	298,159	**690,330**	**5,190,451**
5.7% to 6.05% unsecured yen bonds due 2002 to 2007	30,000	**30,000**	**225,564**
1.1% to 3.3% at March 31, 2001 and 0.45% to 3.3% at March 31, 2002 unsecured yen debentures due 2001 to 2010 at March 31, 2001 and due 2002 to 2010 at March 31, 2002	595,000	**618,000**	**4,646,616**
1.9% unsecured yen convertible debentures due 2004, convertible currently at ¥1,962.90 for one common share, redeemable before due date	118,508	**118,506**	**891,023**
1.0% unsecured yen convertible debentures due 2011, convertible currently at ¥1,375.00 for one common share, redeemable before due date	97,906	**97,906**	**736,135**
1.8% unsecured yen convertible debentures	95,011	**–**	**–**
Zero coupon unsecured yen convertible debentures due 2007, convertible currently at ¥3,207.00 for one common share, redeemable before due date	100,000	**100,000**	**751,880**
Zero coupon unsecured yen convertible debentures due 2010, convertible currently at ¥1,730.00 for one common share, redeemable before due date	–	**100,000**	**751,880**
0.375% unsecured yen convertible notes issued by a consolidated subsidiary	5,312	**–**	**–**
0.2% to 5.1% at March 31, 2001 and 0.09% to 0.3% at March 31, 2002 medium-term notes issued by consolidated subsidiaries due 2001 to 2004 at March 31, 2001 and due 2002 to 2004 at March 31, 2002	30,560	**9,024**	**67,850**
Long-term capital lease obligations, due 2001 to 2029 with interest rates of 1.6% to 7.9% at March 31, 2001 and due 2002 to 2007 with interest rates of 2.398% to 8.9% at March 31, 2002	45,081	**11,856**	**89,143**
Other	6,451	**8,098**	**60,887**
	1,452,948	**1,807,215**	**13,588,083**
Unamortized premium	60	**1,946**	**14,632**
	1,453,008	**1,809,161**	**13,602,715**
Less — Portion due within one year	(231,713)	**(310,283)**	**(2,332,955)**
	¥1,221,295	**¥1,498,878**	**$11,269,760**

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2002:

	In millions of yen	In thousands of U.S. dollars
Notes and accounts receivable and investment in leases	¥ 6,745	$ 50,714
Marketable securities	12,550	94,361
Property, plant and equipment (net book value)	115,249	866,534

The agreement for the 1.9% unsecured yen convertible debentures due 2004 stipulates, among other things, that NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement. Under the agreement, NEC Corporation deposited, instead of cash, marketable securities amounting to ¥66,113 million and ¥88,407 million ($664,714 thousand) at March 31, 2001 and 2002, respectively.

The sinking fund payment, adjusted for the conversions made to March 31, 2002, is as follows:

	Sinking fund payment		
		Amount of payment	
Convertible debentures	Date	In millions of yen	In thousands of U.S. dollars
1.9%	March 31, 2003	¥14,000	$105,263

At March 31, 2002, an aggregate of 220,563 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

The Company has basic agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Certain of the loan agreements provide, among other things, that the Company submits to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

Annual maturities and sinking fund requirements on long-term debt during the five years ending March 31, 2007 are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2003	¥324,283	$2,438,218
2004	380,593	2,861,602
2005	261,338	1,964,947
2006	189,604	1,425,594
2007	234,863	1,765,887

9. PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet eligibility requirements of the retirement regulations. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to the current base rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans covering substantially all of their employees, including the governmental welfare pension benefit plan which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

According to revisions of the Japanese Welfare Pension Insurance Law in March 2000, NEC Corporation and certain subsidiaries in Japan amended the governmental welfare pension benefit plan effective in March 2000 and 2001 which reduced the benefit obligation.

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salaries.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2001	**2002**	**2002**
Change in benefit obligations:			
Benefit obligations at beginning of year	¥1,156,107	**¥1,280,618**	**$ 9,628,707**
Service cost	61,175	**65,131**	**489,707**
Interest cost	46,245	**47,107**	**354,188**
Actuarial loss	123,256	**3,042**	**22,872**
Benefits paid	(54,096)	**(65,066)**	**(489,218)**
Plan amendments	(52,069)	**–**	**–**
Newly consolidated subsidiaries	–	**65,303**	**491,000**
Benefit obligations at end of year	1,280,618	**1,396,135**	**10,497,256**
Change in plan assets:(*1)			
Fair value of plan assets at beginning of year	787,915	**759,571**	**5,711,060**
Actual loss on plan assets	(69,061)	**(50,831)**	**(382,188)**
Employer contributions	67,262	**61,301**	**460,910**
Benefits paid	(26,545)	**(25,167)**	**(189,226)**
Newly consolidated subsidiaries	–	**54,558**	**410,211**
Fair value of plan assets at end of year	759,571	**799,432**	**6,010,767**
Funded status	(521,047)	**(596,703)**	**(4,486,489)**
Unrecognized prior service cost and actuarial loss(*2)	298,946	**375,652**	**2,824,451**
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	15,599	**12,552**	**94,376**
Net amounts recognized	¥ (206,502)	**¥ (208,499)**	**$ (1,567,662)**
Amounts recognized in the consolidated balance sheets consist of:			
Accrued pension and severance costs	¥ (400,333)	**¥ (467,561)**	**$ (3,515,496)**
Accumulated other comprehensive income, pretax	193,831	**259,062**	**1,947,834**
Net amounts recognized	¥ (206,502)	**¥ (208,499)**	**$ (1,567,662)**

*1 The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.
*2 Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The weighted-average assumptions used in the accounting for the plans at March 31, 2001 and 2002 were as follows:

March 31	2001	**2002**
Discount rate	3.5%	**3.5%**
Rate of increase in future compensation level	1.7% – 3.8%	**1.7% – 3.8%**
Expected long-term rate of return on plan assets	4.0%	**4.0%**

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2000, 2001 and 2002 were as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Service cost	¥ 51,940	¥ 61,175	**¥ 65,131**	**$ 489,707**
Interest cost	44,312	46,245	**47,107**	**354,188**
Expected return on plan assets	(26,783)	(31,617)	**(32,558)**	**(244,797)**
Amortization of unrecognized prior service cost and actuarial loss	15,867	8,666	**18,842**	**141,669**
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	3,047	3,047	**3,047**	**22,910**
Net pension and severance cost for all defined benefit plans	¥ 88,383	¥ 87,516	**¥101,569**	**$ 763,677**

The total cost for all defined benefit and defined contribution plans was as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Net pension and severance cost for all defined benefit plans	¥ 88,383	¥ 87,516	**¥101,569**	**$ 763,677**
Net pension cost for employees' portion of the contributory defined benefit pension plans	(19,053)	(13,959)	**(16,245)**	**(122,143)**
Pension and severance cost for defined contribution plans	2,307	3,355	**3,620**	**27,218**
Total cost for all defined benefit and defined contribution plans	¥ 71,637	¥ 76,912	**¥ 88,944**	**$ 668,752**

10. INCOME TAXES

Income (loss) before income taxes and provision (benefit) for income taxes comprise the following components:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Income (loss) before income taxes:				
NEC Corporation and domestic subsidiaries	¥120,198	¥89,191	**¥(258,858)**	**$(1,946,301)**
Foreign subsidiaries	(90,015)	3,132	**(202,325)**	**(1,521,240)**
	¥ 30,183	¥92,323	**¥(461,183)**	**$(3,467,541)**
Provision (benefit) for income taxes:				
Current:				
NEC Corporation and domestic subsidiaries	¥ 29,551	¥48,480	**¥ 42,831**	**$ 322,038**
Foreign subsidiaries	5,035	10,291	**1,419**	**10,669**
	34,586	58,771	**44,250**	**332,707**
Deferred:				
NEC Corporation and domestic subsidiaries	7,273	6,755	**(192,870)**	**(1,450,150)**
Foreign subsidiaries	(9,375)	(9,218)	**(29,553)**	**(222,203)**
	(2,102)	(2,463)	**(222,423)**	**(1,672,353)**
	¥ 32,484	¥56,308	**¥(178,173)**	**$(1,339,646)**

The Company is subject to a number of different income taxes which, in the aggregate, result in statutory tax rate in Japan of approximately 42%. A reconciliation between the reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
"Expected" tax expense (benefit)	¥ 12,677	¥38,776	**¥(193,697)**	**$(1,456,368)**
Increase (decrease) in taxes resulting from:				
a) Tax benefit on prior losses of subsidiaries	(1,050)	(5,417)	**(15,864)**	**(119,278)**
b) Changes in valuation allowance	(11,844)	2,562	**(5,156)**	**(38,767)**
c) Non-deductible expense for tax purposes	2,337	2,613	**1,889**	**14,203**
d) International tax rate differences	9,206	(452)	**1,402**	**10,541**
e) Tax rate difference relating to unrecognized gain (loss) of marketable securities	6,694	–	**–**	**–**
f) Non-deductible goodwill amortization	8,648	4,349	**6,875**	**51,692**
g) Tax on undistributed earnings	8,141	8,587	**12,391**	**93,165**
h) Other	(2,325)	5,290	**13,987**	**105,166**
Actual total income tax expense (benefit)	¥ 32,484	¥56,308	**¥(178,173)**	**$(1,339,646)**

The significant components of deferred tax assets and liabilities at March 31, 2001 and 2002 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2001	**2002**	**2002**
Deferred tax assets:			
Intercompany profit between consolidated companies	¥ 29,892	**¥ 21,970**	**$ 165,188**
Investments and advances	67,853	**133,496**	**1,003,729**
Accrued bonus	30,642	**24,088**	**181,113**
Accrued pension and severance costs	121,124	**152,552**	**1,147,008**
Operating lease	29,236	**24,939**	**187,511**
Operating loss carryforwards	103,631	**225,973**	**1,699,045**
Other	70,850	**122,827**	**923,511**
	453,228	**705,845**	**5,307,105**
Less — Valuation allowance	(36,683)	**(27,229)**	**(204,729)**
Total	¥416,545	**¥678,616**	**$5,102,376**
Deferred tax liabilities:			
Marketable securities	¥ 38,084	**¥ 33,415**	**$ 251,241**
Tax deductible reserve	45,337	**31,826**	**239,293**
Tax on undistributed earnings	19,932	**38,235**	**287,481**
Other	10,568	**14,436**	**108,541**
Total	¥113,921	**¥117,912**	**$ 886,556**

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries file separate tax returns. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards which are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 2000, 2001 and 2002 were decreases of ¥31,297 million, ¥7,197 million and ¥9,454 million ($71,083 thousand), respectively.

At March 31, 2002, for tax return purposes the Company had operating loss carryforwards amounting to approximately ¥583,938 million ($4,390,511 thousand) of which ¥364,892 million ($2,743,549 thousand) relates to domestic companies and will expire during the period from 2003 through 2007. The remainder of approximately ¥219,046 million ($1,646,962 thousand) relates to foreign subsidiaries and, except for approximately ¥127,523 million ($958,820 thousand) with no expiration date, will expire through 2022.

Realization is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized.

11. PREFERRED SECURITIES ISSUED BY A SUBSIDIARY

In December 2001, NEC Business Trust ("NBT"), a wholly owned subsidiary of NEC Corporation, issued 200,000 shares of NEC Trust Originated Preferred Securities ("TOPrS") to the public at an issuance price of ¥485,000 per share ($3,646.62 per share), 97% of face value. NBT is a business trust established in the United States of America. NBT invested the proceeds of such issuance into interest bearing (at a rate equivalent to the TOPrS dividend rate) Unsecured Subordinated Debentures due 2021 of NEC Corporation ("Subordinated Debentures"). The Subordinated Debentures represent the sole assets of NBT. NEC Corporation has the right to redeem the Subordinated Debentures beginning on December 18, 2006, or in the case of certain regulatory events at the principal amount plus accrued interest.

Holders of TOPrS are entitled to a cash dividend at ¥6,250 per unit ($46.99 per unit) on the initial payment date, June 18, 2002, at a fixed rate of 2.50% per annum on the second payment date, December 18, 2002 through the tenth payment date, December 18, 2006, and at a floating rate of six month Yen LIBOR plus 2.00% per annum on the eleventh payment date, June 18, 2007, and thereafter. Distributions not paid on the scheduled payment date will accumulate and interest thereon will compound and accrue semi-annually.

The discount of ¥3,000 million ($22,556 thousand) is being amortized over five years. The amortization for the year ended March 31, 2002 was ¥200 million ($1,504 thousand).

12. SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, legal reserve, accumulated other comprehensive income (loss) and treasury stock are shown below:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Common stock:				
Balance at beginning of year	¥230,212	¥ 231,137	**¥ 244,717**	**$1,839,977**
Conversion of convertible debt	925	13,580	**9**	**68**
Balance at end of year	¥231,137	¥ 244,717	**¥ 244,726**	**$1,840,045**
Additional paid-in capital:				
Balance at beginning of year	¥345,642	¥ 348,234	**¥ 361,813**	**$2,720,398**
Conversion of convertible debt	803	13,579	**9**	**68**
Change in interest in consolidated subsidiaries	1,780	–	**–**	**–**
Gain (loss) on sale of treasury stock	9	–	**(2)**	**(15)**
Balance at end of year	¥348,234	¥ 361,813	**¥ 361,820**	**$2,720,451**
Legal reserve:				
Balance at beginning of year	¥ 35,652	¥ 36,922	**¥ 39,046**	**$ 293,579**
Transfer from retained earnings	1,270	2,124	**–**	**–**
Balance at end of year	¥ 36,922	¥ 39,046	**¥ 39,046**	**$ 293,579**
Accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ 2,595	¥ 48,005	**¥ (78,603)**	**$ (591,000)**
Other comprehensive income (loss), net of tax	45,410	(126,608)	**(26,834)**	**(201,759)**
Balance at end of year	¥ 48,005	¥ (78,603)	**¥(105,437)**	**$ (792,759)**
Treasury stock, at cost:				
Balance at beginning of year	¥ (18)	¥ (83)	**¥ (970)**	**$ (7,293)**
Net change resulting from purchase and sales of fractional shares of less than "One Unit" as defined by the Japanese Commercial Code	(65)	70	**(816)**	**(6,135)**
Purchase of shares for stock option plan	–	(957)	**(533)**	**(4,008)**
Balance at end of year	¥ (83)	¥ (970)	**¥ (2,319)**	**$ (17,436)**

(1) Common stock and additional paid-in capital

Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 2000, 2001 and 2002 were 1,798,430 shares, 27,439,595 shares and 8,754 shares, respectively.

On October 1, 2001, an amendment ("Amendment") to the Japanese Commercial Code became effective. The Amendment eliminates the stated par value of the Company's outstanding shares which results in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that shares issued after September 30, 2001 will have no par value. Before the Amendment, the Company's shares had a par value of ¥50 per share.

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

Prior to 1985, NEC Corporation made, based on the resolution of the board of directors, a free distribution of 233,182,146 shares to shareholders, which was clearly distinguished from a "stock dividend" paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was ¥258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the board of directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders' equity.

(2) Legal reserve and retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders.

The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan. The appropriations of retained earnings for the year ended March 31, 2002, as incorporated in the accompanying consolidated financial statements, include year-end dividends of ¥4,967 million ($37,346 thousand) which, in accordance with the Japanese Commercial Code, will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 20, 2002 and will be recorded in the statutory books of account on that date.

Retained earnings at March 31, 2002 included the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥64,864 million ($487,699 thousand).

(3) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (1,648)	¥ (25,981)	**¥ (6,854)**	**$ (51,534)**
Change in the current period	(24,333)	19,127	**13,451**	**101,136**
Balance at end of year	¥ (25,981)	¥ (6,854)	**¥ 6,597**	**$ 49,602**
Minimum pension liability adjustment:				
Balance at beginning of year	¥ (55,794)	¥ (27,551)	**¥(112,422)**	**$ (845,278)**
Change in the current period	28,243	(84,871)	**(37,834)**	**(284,466)**
Balance at end of year	¥ (27,551)	¥(112,422)	**¥(150,256)**	**$(1,129,744)**
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 60,037	¥ 101,537	**¥ 40,673**	**$ 305,812**
Change in the current period	41,500	(60,864)	**463**	**3,481**
Balance at end of year	¥101,537	¥ 40,673	**¥ 41,136**	**$ 309,293**
Unrealized gains (losses) on derivative financial instruments:				
Balance at beginning of year	¥ –	¥ –	**¥ –**	**$ –**
Cumulative effect of accounting change	–	–	**(3,606)**	**(27,113)**
Change in the current period	–	–	**692**	**5,203**
Balance at end of year	¥ –	¥ –	**¥ (2,914)**	**$ (21,910)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ 2,595	¥ 48,005	**¥ (78,603)**	**$ (591,000)**
Cumulative effect of accounting change	–	–	**(3,606)**	**(27,113)**
Change in the current period	45,410	(126,608)	**(23,228)**	**(174,646)**
Balance at end of year	¥ 48,005	¥ (78,603)	**¥(105,437)**	**$ (792,759)**

Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	In millions of yen		
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2000:			
Foreign currency translation adjustments	¥ (24,333)	¥ –	¥(24,333)
Minimum pension liability adjustment	48,695	(20,452)	28,243
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	156,825	(65,019)	91,806
Less: reclassification adjustments for gains realized in net income (loss)	(98,194)	47,888	(50,306)
Other comprehensive income (loss)	¥ 82,993	¥(37,583)	¥ 45,410

Year ended March 31	In millions of yen Before-tax amount	 Tax (expense) or benefit	 Net-of-tax amount
2001:			
Foreign currency translation adjustments	¥ 19,127	¥ –	¥ 19,127
Minimum pension liability adjustment	(146,329)	61,458	(84,871)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(100,977)	38,851	(62,126)
Less: reclassification adjustments for losses realized in net income (loss)	2,175	(913)	1,262
Other comprehensive income (loss)	¥(226,004)	¥ 99,396	¥(126,608)
2002:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**¥ 15,414**	**¥ –**	**¥ 15,414**
Less: reclassification adjustments for gains realized in net income (loss)	**(1,963)**	**–**	**(1,963)**
Minimum pension liability adjustment	**(65,231)**	**27,397**	**(37,834)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	**61,490**	**(24,986)**	**36,504**
Less: reclassification adjustments for losses realized in net income (loss)	**(62,139)**	**26,098**	**(36,041)**
Unrealized gains (losses) on derivative financial instruments:			
Cumulative effect of accounting change	**(6,217)**	**2,611**	**(3,606)**
Net changes in fair value of derivative financial instruments	**(420)**	**176**	**(244)**
Less: reclassification adjustments for gains realized in net income (loss)	**1,613**	**(677)**	**936**
Other comprehensive income (loss)	**¥ (57,453)**	**¥ 30,619**	**¥ (26,834)**

Year ended March 31	In thousands of U.S. dollars Before-tax amount	 Tax (expense) or benefit	 Net-of-tax amount
2002:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**$ 115,895**	**$ –**	**$ 115,895**
Less: reclassification adjustments for gains realized in net income (loss)	**(14,759)**	**–**	**(14,759)**
Minimum pension liability adjustment	**(490,459)**	**205,993**	**(284,466)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	**462,331**	**(187,865)**	**274,466**
Less: reclassification adjustments for losses realized in net income (loss)	**(467,211)**	**196,226**	**(270,985)**
Unrealized gains (losses) on derivative financial instruments:			
Cumulative effect of accounting change	**(46,744)**	**19,631**	**(27,113)**
Net changes in fair value of derivative financial instruments	**(3,158)**	**1,323**	**(1,835)**
Less: reclassification adjustments for gains realized in net income (loss)	**12,128**	**(5,090)**	**7,038**
Other comprehensive income (loss)	**$(431,977)**	**$ 230,218**	**$(201,759)**

13. STOCK-BASED COMPENSATION PLAN

At the shareholders' meeting held in June 2000, the Company's shareholders approved a stock option plan (the "2000 Plan") for directors, corporate officers and certain upper-level employees of NEC Corporation. Under the 2000 Plan, NEC Corporation was to purchase no more than 320,000 shares in the market with an aggregate price not exceeding ¥1,200 million, and will hold and reserve such shares for transfer to option holders upon exercise of the options.

NEC Corporation granted options to purchase 301,000 shares of its common stock at ¥3,400 per share, the approximate market value at the date of grant. The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price.

The options vested at the grant date, and are exercisable during the period from July 1, 2002 to June 30, 2006. The 2000 Plan provides that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

At the shareholders' meeting held in June 2001, the Company's shareholders approved the second stock option plan (the "2001 Plan") with terms and conditions substantially the same as those of the 2000 Plan.

The aggregate number of shares to be transferred upon the exercise of all outstanding options under the 2001 Plan is 310,000 shares. The exercise price per share of the option is equal to ¥1,876 per share ($14.11 per share). The options vested at the grant date, and are exercisable during the period from July 1, 2003 to June 30, 2007.

The stock option activity is as follows:

	2001		**2002**		
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	
Year ended March 31		In yen		In yen	In U.S. dollars
Outstanding at beginning of year	–	¥ –	**301,000**	**¥3,400**	**$25.56**
Granted	301,000	3,400	**310,000**	**1,876**	**14.11**
Outstanding at end of year	301,000	3,400	**611,000**	**2,627**	**19.75**
Exercisable at end of year	–	–	–	–	–

The weighted-average remaining contractual life for options outstanding at March 31, 2002 is 4.76 years.

SFAS No. 123, *Accounting for Stock-Based Compensation*, encourages entities to use a fair value method in accounting for stock based compensation plans, but permits entities to continue to use the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB No. 25"), *Accounting for Stock Issued to Employees*, for employee stock options. Companies electing to use APB No. 25 are required to present pro forma disclosures of net income and net income per share as if the SFAS No. 123 fair value method had been used.

The Company has elected to apply APB No. 25 under which the Company recognizes no compensation expense as long as the option price per share is at least equal to the market price at the measurement date. Had the Company recognized stock-based compensation expense based on the SFAS No. 123 fair value method, income (loss) before cumulative effect of accounting change, net income (loss), income (loss) before cumulative effect of accounting change per share and net income (loss) per share for the years ended March 31, 2001 and 2002 would have been as follows:

	In millions of yen		In thousands of U.S. dollars
Year ended March 31	2001	**2002**	**2002**
Income (loss) before cumulative effect of accounting change:			
As reported	¥56,603	**¥(309,425)**	**$(2,326,504)**
Pro forma	56,305	**(309,565)**	**(2,327,557)**
Net income (loss):			
As reported	56,603	**(312,020)**	**(2,346,015)**
Pro forma	56,305	**(312,160)**	**(2,347,068)**

	In yen		In U.S. dollars
Year ended March 31	2001	**2002**	**2002**
Basic EPS:			
Income (loss) before cumulative effect of accounting change:			
As reported	¥34.55	**¥(187.06)**	**$(1.41)**
Pro forma	34.37	**(187.15)**	**(1.41)**
Net income (loss):			
As reported	34.55	**(188.63)**	**(1.42)**
Pro forma	34.37	**(188.72)**	**(1.42)**
Diluted EPS:			
Income (loss) before cumulative effect of accounting change:			
As reported	¥32.17	**¥(187.06)**	**$(1.41)**
Pro forma	32.01	**(187.15)**	**(1.41)**
Net income (loss):			
As reported	32.17	**(188.63)**	**(1.42)**
Pro forma	32.01	**(188.72)**	**(1.42)**

The weighted-average fair value per option at the grant date for options granted during the years ended March 31, 2001 and 2002 was ¥991 and ¥451 ($3.39), respectively. The fair value of options granted, which is charged to income at the grant date in determining the pro forma impact, is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended March 31	2001	**2002**
Risk-free interest rate	1.00%	**0.43%**
Expected life	4 years	**4 years**
Expected volatility	36.40%	**42.60%**
Expected dividend	0.27%	**0.56%**

14. NET INCOME (LOSS) PER SHARE

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income (loss) before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Income (loss) before cumulative effect of accounting change available to common shareholders	¥10,416	¥56,603	**¥(309,425)**	**$(2,326,504)**
Effect of dilutive securities:				
Convertible debt	–	2,995	**–**	**–**
Diluted income (loss) before cumulative effect of accounting change	¥10,416	¥59,598	**¥(309,425)**	**$(2,326,504)**
Cumulative effect of accounting change, net of tax	¥ –	¥ –	**¥ (2,595)**	**$ (19,511)**
Net income (loss) available to common shareholders	¥10,416	¥56,603	**¥(312,020)**	**$(2,346,015)**
Effect of dilutive securities:				
Convertible debt	–	2,995	**–**	**–**
Diluted net income (loss)	¥10,416	¥59,598	**¥(312,020)**	**$(2,346,015)**

	Number of shares		
Year ended March 31	2000	2001	**2002**
Weighted-average number of shares of common stock outstanding for the year	1,627,817,355	1,638,173,139	**1,654,131,607**
Effect of dilutive securities:			
Convertible debt	–	214,656,268	**–**
Weighted-average number of shares of diluted common stock outstanding for the year	1,627,817,355	1,852,829,407	**1,654,131,607**

	In yen			In U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Per share:				
Basic:				
Income (loss) before cumulative effect of accounting change	¥6.40	¥34.55	**¥(187.06)**	**$(1.41)**
Cumulative effect of accounting change, net of tax	–	–	**(1.57)**	**(0.01)**
Net income (loss)	6.40	34.55	**(188.63)**	**(1.42)**
Diluted:				
Income (loss) before cumulative effect of accounting change	6.40	32.17	**(187.06)**	**(1.41)**
Cumulative effect of accounting change, net of tax	–	–	**(1.57)**	**(0.01)**
Net income (loss)	6.40	32.17	**(188.63)**	**(1.42)**

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

	Number of shares		
Year ended March 31	2000	2001	**2002**
Convertible debt	205,924,498	–	**220,562,540**
Stock options	–	301,000	**611,000**

15. FINANCIAL INSTRUMENTS

(1) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, notes and accounts payable, trade, short-term borrowings, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

	In millions of yen				In thousands of U.S. dollars	
	2001		**2002**		**2002**	
March 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term receivables, trade	¥ 49,855	¥ 50,639	**¥ 45,073**	**¥ 45,428**	**$ 338,894**	**$ 341,564**
Long-term loans	34,591	34,838	**42,782**	**43,899**	**321,669**	**330,068**
Long-term debt, including current portion and excluding capital lease obligations	(1,407,927)	(1,551,636)	**(1,797,305)**	**(1,842,467)**	**(13,513,572)**	**(13,853,135)**
Derivatives:						
Forward exchange contracts	(15,937)	(15,903)	**(1,352)**	**(1,352)**	**(10,165)**	**(10,165)**
Interest rate and currency swap agreements	(14,228)	(21,688)	**(24,957)**	**(24,957)**	**(187,647)**	**(187,647)**

The fair values of financial instruments at March 31, 2001 and 2002 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of ¥119,373 million and ¥115,397 million ($867,647 thousand) at March 31, 2001 and 2002, respectively, consist of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair values of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies arising from the Company's operating activities.

At March 31, 2001, the Company had outstanding forward exchange contracts which mature through March 2002 to purchase the equivalent of ¥85,337 million, principally U.S. dollars, and to sell the equivalent of ¥146,082 million, principally U.S. dollars and Euros.

At March 31, 2002, the Company had outstanding forward exchange contracts which mainly mature through January 2003. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the monetary assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. The Company has also entered into currency swap agreements together with interest rate swap agreements to manage both foreign currency and interest rate risk exposures associated with certain underlying debt. Certain interest rate swap agreements are designated as either a fair value hedge or a cash flow hedge depending on the interest rate characteristics of the underlying debt as discussed below.

Fair Value Hedging Strategy

The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next 7 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Cash Flow Hedging Strategy

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 7 years. Approximately 9% of the Company's outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2002.

At March 31, 2001, the aggregate notional principal amounts for interest rate swap agreements and currency swap agreements were ¥516,543 million. These agreements mature through 2009.

At March 31, 2002, the Company expects to reclassify ¥865 million ($6,504 thousand) of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

At March 31, 2002, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur.

The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

16. SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables and investment in leases are transferred, without recourse, to a special purpose entity ("SPE"). Simultaneously, the SPE sells an interest in those receivables and investment in leases to a large financial institution. In certain securitizations, the Company has retained subordinated interests which are not material to the Company's financial position. Credit losses related to the securitized trade receivables and investment in leases have been immaterial.

The Company services, administers and collects the securitized trade receivables and investment in leases on behalf of the SPE. For the years ended March 31, 2000, 2001 and 2002, ¥1,065,845 million, ¥1,255,087 million and ¥1,467,985 million ($11,037,481 thousand) in proceeds have been received under the securitization programs. For the years ended March 31, 2000, 2001 and 2002, the Company has recorded losses of ¥399 million, ¥692 million and ¥871 million ($6,549 thousand) related to the securitization programs.

17. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses were ¥315,163 million, ¥344,957 million and ¥333,632 million ($2,508,511 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

18. ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥31,774 million, ¥20,703 million and ¥27,709 million ($208,338 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

19. STOCK ISSUANCES BY SUBSIDIARIES

NEC Soft, Ltd. ("NES"), a consolidated subsidiary which develops software, sold 2,800,000 shares of stock at ¥7,107 per share to third parties in a public offering on July 28, 2000, receiving total consideration of ¥19,900 million. At the same time, the Company sold 2,800,000 shares of NES's stock to third parties at the same price through the market, and recognized a gain of ¥17,399 million on this transaction. As a result of NES's public offering, the Company's ownership interest in NES decreased from 95.34% to 67.41%. However, because the issuance price per share of stock sold by NES was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NES by ¥12,990 million and recognized a gain for that amount. The Company provided a deferred tax liability of ¥5,456 million on such gain.

NEC Machinery Corporation ("NEM"), a consolidated subsidiary which manufactures and markets semiconductor manufacturing machinery and factory automation systems, sold 1,000,000 shares of stock at ¥4,735 per share to third parties in a public offering on October 6, 2000, receiving total consideration of ¥4,735 million. At the same time, the Company sold 2,000,000 shares of NEM's stock to third parties at the same price through the market, and recognized a gain of ¥8,635 million on this transaction. As a result of NEM's public offering, the Company's ownership interest in NEM decreased from 90.90% to 53.91%. However, because the issuance price per share of stock sold by NEM was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NEM by ¥2,300 million and recognized a gain for that amount. The Company provided a deferred tax liability of ¥966 million on such gain.

NEC Mobiling, Ltd. ("Mobiling"), a consolidated subsidiary which distributes mobile phones and develops software for mobile and wireless communications network systems, sold 2,250,000 shares of stock at ¥1,692 per share ($12.72 per share) to third parties in a public offering on February 22, 2002, receiving total consideration of ¥3,807 million ($28,624 thousand). At the same time, the Company sold 2,250,000 shares of Mobiling's stock to third parties at the same price through the market, and recognized a gain of ¥1,828 million ($13,744 thousand) on this transaction. As a result of Mobiling's public offering, the Company's ownership interest in Mobiling decreased from 97.72% to 67.11%. However, because the issuance price per share of stock sold by Mobiling was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Mobiling by ¥1,226 million ($9,218 thousand) and recognized a gain for that amount. The Company provided a deferred tax liability of ¥515 million ($3,872 thousand) on such gain.

Certain other consolidated subsidiaries issued new shares of stock to third parties during the year ended March 31, 2002, receiving aggregate consideration of ¥5,864 million ($44,090 thousand). As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiaries decreased; however, because the issuance price per share of stock issued by the consolidated subsidiaries was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiaries by ¥3,699 million ($27,812 thousand) and recognized gains for that amount. The Company provided deferred tax liabilities of ¥1,516 million ($11,398 thousand) on such gains.

20. OTHER INCOME AND EXPENSES

The principal components of other income and expenses for the years ended March 31, 2000, 2001 and 2002 were as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Interest, gain on securities sold, dividends and other:				
Interest and dividend income	¥ 14,255	¥ 20,786	**¥ 15,754**	**$ 118,451**
Gain on sale of investments in securities	112,446	57,928	**32,900**	**247,368**
Gain on sale of property, plant and equipment	45,329	34,289	**12,063**	**90,700**
Other	46,414	27,059	**42,920**	**322,707**
	¥218,444	¥140,062	**¥103,637**	**$ 779,226**
Other expenses:				
Net foreign exchange loss	¥ 34,398	¥ 9,537	**¥ 11,132**	**$ 83,699**
Restructuring and other unusual charges	148,022	136,187	**370,471**	**2,785,496**
Amortization of goodwill	5,517	6,330	**8,360**	**62,857**
Loss on sale or disposal of property, plant and equipment	21,080	20,466	**17,423**	**131,000**
Other	19,447	37,853	**61,992**	**466,106**
	¥228,464	¥210,373	**¥469,378**	**$3,529,158**

Restructuring and other unusual charges principally consisted of restructuring charges, refund of the amount overcharged in connection with the Defense Agency and the Defense Facilities Administration Agency of Japan, and write-offs and loss on sales of investments in securities.

The Company closed its consumer PC business in North America in fiscal 2000, and completed restructuring of its consumer electronics appliances business in fiscal 2001. As a result, the Company recorded restructuring charges which principally consisted of write-off or disposal of inventories, machinery and equipment and other assets and personnel related costs. All disbursements relating to the restructuring charges have been completed in the respective fiscal years.

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure the manufacturing operations of NEC Solutions, NEC Networks and NEC Electron Devices. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. In addition, an impairment loss was recognized for certain machinery, equipment and intangible assets related to the aforementioned businesses and product lines. As a result of above restructuring, the Company incurred restructuring charge of ¥285,914 million ($2,149,729 thousand) for fiscal 2002. The restructuring charge consisted of losses of ¥202,940 million ($1,525,865 thousand) on disposal and impairment related to buildings, machinery and equipment, and on disposal and write-down related to inventories, personnel costs of ¥46,686 million ($351,022 thousand) for reduction of approximately 13,000 employees, which excludes employees who left through normal attrition, and others of ¥36,288 million ($272,842 thousand). The impairment loss for buildings and machinery and equipment was ¥108,778 million ($817,880 thousand), and impairment loss for intangible assets was ¥10,488 million ($78,857 thousand). Prior to March 31, 2002 the Company had paid personnel costs of ¥43,752 million ($328,962 thousand). At March 31, 2002, unpaid termination benefits approximated ¥2,934 million ($22,060 thousand).

21. LEASING ARRANGEMENTS

(1) Equipment leasing

The Company is a lessor of equipment under financing and operating leasing arrangement with terms principally from 3 to 6 years.

The Company sells computer equipment to an affiliated financing company which in turn leases the equipment to certain government and governmental agencies under operating leases. The Company also agrees to repurchase that equipment from the affiliated financing company at prescribed amounts at the expiration of the lease. The Company accounts for these transactions as assets owned and leased to others under operating leases.

The cost of equipment under operating leases at March 31, 2001 and 2002 was ¥ 53,308 million and ¥59,113 million ($444,459 thousand), respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2001 and 2002 was ¥40,311 million and ¥46,080 million ($346,466 thousand), respectively.

Investment in leases represents financing leases which consist of sales-type leases and direct-financing leases. Components of the investment in sales-type and direct-financing leases are as follows:

	In millions of yen	In thousands of U.S. dollars
March 31	2002	2002
Total minimum lease payments	**¥ 544,738**	**$ 4,095,774**
Executory costs	**(9,657)**	**(72,609)**
Unearned income	**(24,469)**	**(183,977)**
	510,612	**3,839,188**
Less — Allowance for uncollectible amounts	**(3,851)**	**(28,955)**
	506,761	**3,810,233**
Less — Current portion	**(251,947)**	**(1,894,338)**
	¥ 254,814	**$ 1,915,895**

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at March 31, 2002.

	In millions of yen		In thousands of U.S. dollars	
Year ending March 31	Financing leases	Operating leases	Financing leases	Operating leases
2003	¥203,705	¥7,648	$1,531,617	$57,504
2004	142,124	431	1,068,601	3,240
2005	103,663	–	779,421	–
2006	62,274	–	468,226	–
2007	25,294	–	190,180	–
2008 and thereafter	7,678	–	57,729	–
Total minimum lease payments	¥544,738	¥8,079	$4,095,774	$60,744

(2) Lease of facilities and equipment

The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was ¥100,897 million and ¥33,011 million ($248,203 thousand) at March 31, 2001 and 2002, respectively. Accumulated depreciation of the leased assets at March 31, 2001 and 2002 was ¥61,599 million and ¥22,657 million ($170,353 thousand), respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2002:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2003	¥ 8,752	$ 65,805
2004	2,493	18,744
2005	1,289	9,692
2006	756	5,684
2007	379	2,849
Total minimum lease payments	13,669	102,774
Less — Amount representing interest	(1,813)	(13,631)
Present value of net minimum lease payments	11,856	89,143
Less — Current obligation	(7,832)	(58,887)
Long-term lease obligation	¥ 4,024	$ 30,256

During the year ended March 31, 2000, the Company sold certain land, buildings, facilities and equipment for ¥176,057 million. The assets were leased back from the purchaser over periods of one to four years. The resulting leases were classified as operating leases and the resulting gain of ¥43,787 million, relating to the profit on the sale in excess of the present value of the minimum lease payments over the lease terms, was recorded as other income. A deferred gain of ¥21,124 million is being amortized over the lease term.

Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were ¥121,510 million, ¥138,655 million and ¥111,975 million ($841,917 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Future minimum rental payments are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2003	¥48,888	$367,579
2004	33,876	254,707
2005	23,060	173,383
2006	16,263	122,278
2007	7,940	59,699
2008 and thereafter	10,846	81,549

22. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment approximated ¥15,138 million ($113,820 thousand).

Contingent liabilities at March 31, 2002 for loans guaranteed and other guarantees amounted to approximately ¥106,450 million ($800,376 thousand) and ¥2,737 million ($20,579 thousand), respectively. Loans guaranteed at March 31, 2002 included loans guaranteed for affiliated companies of ¥25,102 million ($188,737 thousand) and for employees of ¥38,504 million ($289,504 thousand). The guarantees are outstanding for periods ranging from 1 to 22 years. In the opinion of management, the risk of loss related to these contingencies at March 31, 2002 is not material to the Company's financial position.

23. SEGMENT INFORMATION

(1) Operating segments

The following information represents the operating segments of the Company, for which separate financial information is available and is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance periodically. NEC Solutions provides mainly Internet solutions to corporations, individuals and government/public sectors, and develops, designs, manufactures and markets computer systems which include systems integration services, software, Internet services "BIGLOBE," and support services as well as hardware such as UNIX servers, workstations, mainframe computers, PC servers, storage systems and PCs. NEC Networks provides Internet solutions mainly to network service providers, and develops, designs, manufactures and markets communications network systems which include transmission systems such as terrestrial and submarine cable WDM systems and optical access systems, routing and switching systems such as high end routers and digital central office switching systems, wireless systems such as 3rd generation ("3G") wireless communication systems, microwave and satellite communications equipment, and cellular phones. NEC Networks also develops, designs, manufactures and markets satellite equipment, broadcast equipment and network management systems. NEC Electron Devices provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories and DRAMs, displays such as color LCDs and plasma display panels, and electronic components such as capacitors, printed wiring boards and relays. The others segment develops, designs, manufactures and markets manufacturing equipment for semiconductors and LCD projectors, and provides construction services of information and network systems.

The Company's leasing subsidiary is recognized as an additional operating segment.

a. Sales

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Sales:				
NEC Solutions:				
External customers	¥2,138,161	¥2,103,031	**¥2,053,510**	**$15,439,925**
Intersegment	132,464	125,441	**155,583**	**1,169,797**
Total	2,270,625	2,228,472	**2,209,093**	**16,609,722**
NEC Networks:				
External customers	1,422,302	1,743,054	**1,866,654**	**14,034,992**
Intersegment	105,456	91,308	**90,515**	**680,564**
Total	1,527,758	1,834,362	**1,957,169**	**14,715,556**
NEC Electron Devices:				
External customers	881,895	1,021,746	**694,587**	**5,222,459**
Intersegment	240,895	207,147	**148,291**	**1,114,970**
Total	1,122,790	1,228,893	**842,878**	**6,337,429**
Others:				
External customers	549,089	541,905	**423,932**	**3,187,459**
Intersegment	174,822	200,527	**210,846**	**1,585,308**
Total	723,911	742,432	**634,778**	**4,772,767**
Eliminations	(653,637)	(624,423)	**(589,132)**	**(4,429,564)**
Electronics business total	4,991,447	5,409,736	**5,054,786**	**38,005,910**
Leasing business:				
External customers	–	–	**62,339**	**468,714**
Intersegment	–	–	**9,420**	**70,827**
Total	–	–	**71,759**	**539,541**
Eliminations	–	–	**(25,523)**	**(191,902)**
Consolidated total	¥4,991,447	¥5,409,736	**¥5,101,022**	**$38,353,549**

b. Segment profit or loss

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Segment profit (loss):				
NEC Solutions	¥ 84,430	¥ 84,055	**¥ 75,390**	**$ 566,842**
NEC Networks	57,110	83,144	**53,447**	**401,857**
NEC Electron Devices	49,444	68,290	**(148,159)**	**(1,113,977)**
Others	(2,747)	20,249	**2,988**	**22,466**
Total	188,237	255,738	**(16,334)**	**(122,812)**
Eliminations	(17,640)	(16,852)	**(3,357)**	**(25,241)**
Unallocated corporate expenses	(60,183)	(53,703)	**(39,750)**	**(298,872)**
Electronics business total	110,414	185,183	**(59,441)**	**(446,925)**
Leasing business	–	–	**6,306**	**47,414**
Eliminations	–	–	**(2,387)**	**(17,947)**
	110,414	185,183	**(55,522)**	**(417,458)**
Other income	218,444	181,386	**110,390**	**830,000**
Other expenses	(298,675)	(274,246)	**(516,051)**	**(3,880,083)**
Consolidated income (loss) before income taxes	¥ 30,183	¥ 92,323	**¥(461,183)**	**$(3,467,541)**

c. Assets

March 31	In millions of yen 2000	2001	2002	In thousands of U.S. dollars 2002
Total assets:				
NEC Solutions	¥1,023,039	¥1,070,999	**¥1,031,523**	**$ 7,755,812**
NEC Networks	1,071,050	1,326,517	**1,181,781**	**8,885,571**
NEC Electron Devices	1,171,940	1,222,183	**1,046,265**	**7,866,654**
Others	758,059	759,007	**779,106**	**5,857,940**
Total	4,024,088	4,378,706	**4,038,675**	**30,365,977**
Eliminations	(222,528)	(290,862)	**(233,477)**	**(1,755,466)**
Corporate assets	807,404	735,780	**658,673**	**4,952,429**
Electronics business total	4,608,964	4,823,624	**4,463,871**	**33,562,940**
Leasing business	–	–	**662,143**	**4,978,519**
Eliminations	–	–	**(115,131)**	**(865,647)**
Consolidated total	¥4,608,964	¥4,823,624	**¥5,010,883**	**$37,675,812**

Others includes the investment in the leasing subsidiary accounted for by the equity method.

d. Other significant items

Year ended March 31	In millions of yen 2000	2001	2002	In thousands of U.S. dollars 2002
Depreciation:				
NEC Solutions	¥ 31,119	¥ 29,363	**¥ 32,719**	**$ 246,008**
NEC Networks	32,770	31,859	**35,760**	**268,872**
NEC Electron Devices	153,559	151,867	**135,737**	**1,020,579**
Others	23,561	17,859	**11,390**	**85,639**
Total	241,009	230,948	**215,606**	**1,621,098**
Corporate	19,933	19,190	**17,526**	**131,774**
Electronics business total	260,942	250,138	**233,132**	**1,752,872**
Leasing business	–	–	**1,606**	**12,075**
Consolidated total	¥260,942	¥250,138	**¥234,738**	**$1,764,947**
Capital expenditures for segment assets:				
NEC Solutions	¥ 31,662	¥ 26,947	**¥ 34,576**	**$ 259,970**
NEC Networks	32,955	44,882	**46,689**	**351,045**
NEC Electron Devices	171,857	239,536	**96,558**	**726,000**
Others	17,713	20,058	**6,726**	**50,571**
Total	254,187	331,423	**184,549**	**1,387,586**
Corporate	27,452	15,068	**13,953**	**104,910**
Electronics business total	281,639	346,491	**198,502**	**1,492,496**
Leasing business	–	–	**1,565**	**11,767**
Consolidated total	¥281,639	¥346,491	**¥200,067**	**$1,504,263**

Transfers between reportable operating segments are made at arm's-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment. Corporate assets consist primarily of cash and cash equivalents and buildings maintained for general corporate purposes. The capital expenditures represent the additions to fixed assets of each segment.

(2) Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2000, 2001 and 2002 and long-lived assets at March 31, 2000, 2001 and 2002 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2000	2001	**2002**	**2002**
Net sales:				
Japan	¥3,745,910	¥4,308,152	**¥4,230,278**	**$31,806,602**
North America	521,684	379,569	**255,218**	**1,918,932**
Others	723,853	722,015	**615,526**	**4,628,015**
Total	¥4,991,447	¥5,409,736	**¥5,101,022**	**$38,353,549**
Geographic profit (loss):				
Japan	¥ 120,141	¥ 170,094	**¥ (16,854)**	**$ (126,722)**
North America	(13,705)	(2,904)	**(31,588)**	**(237,504)**
Others	4,774	17,993	**(7,080)**	**(53,232)**
Eliminations	(796)	–	**–**	**–**
Total	¥ 110,414	¥ 185,183	**¥ (55,522)**	**$ (417,458)**

	In millions of yen			In thousands of U.S. dollars
March 31	2000	2001	**2002**	**2002**
Long-lived assets:				
Japan	¥1,213,264	¥1,203,522	**¥1,132,400**	**$8,514,286**
North America	65,023	77,167	**35,346**	**265,759**
Others	126,628	128,541	**82,121**	**617,451**
Total	¥1,404,915	¥1,409,230	**¥1,249,867**	**$9,397,496**

There are no countries with respect to sales and long-lived assets included in other areas which are individually material. Transfers between geographic areas are made at arm's-length prices.

(3) Major customers

Sales to one customer accounted for approximately 11.6%, 13.2% and 16.0% of consolidated sales for the years ended March 31, 2000, 2001 and 2002, respectively.

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG

■ Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

■ Phone: 03 3503-1191
Fax: 03 3503-1277

The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the "Company") as of March 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the two years in the period ended March 31, 2002, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows of NEC Corporation for the year ended March 31, 2000, were audited by other auditors whose report dated May 11, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the fiscal 2001 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2001 the Company changed its method of accounting for the issuance of stock by a subsidiary and, in fiscal 2002, the Company changed its method of accounting for derivative financial instruments and hedging activities.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

Ernst + Young

April 23, 2002

DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

(As of June 20, 2002)

DIRECTORS AND CORPORATE AUDITORS

Directors

Chairman of the Board
Hajime Sasaki

President
Koji Nishigaki

Senior Executive Vice President
Mineo Sugiyama

Executive Vice President
Shigeo Matsumoto

Executive Vice President
Akinobu Kanasugi

Senior Vice President
Yoshio Omori

Senior Vice President
Kaoru Tosaka

Senior Vice President
Kaoru Yano

Senior Vice President
Toshiro Kawamura

Senior Vice President
Makoto Maruyama

Senior Vice President
Shunichi Suzuki

Senior Vice President
Tsutomu Nakamura

Toshio Morikawa
Advisor,
Sumitomo Mitsui Banking Corporation

Koichi Kimura
Special Advisor,
Daiwa Institute of Research Ltd.

Akira Uehara
President,
Taisho Pharmaceutical Co., Ltd.

Corporate Auditors

Tatsuo Sakairi

Kenji Usui

Koichi Yoshida
Director & Senior Advisor,
Sumitomo Life Insurance Company

Tsuneo Kabe
Attorney at Law, Ishizawa, Kô & Sato

CORPORATE OFFICERS

Corporate Headquarters

Chairman of the Board
Hajime Sasaki*

President
Koji Nishigaki*

Senior Executive Vice President
Mineo Sugiyama*

Executive Vice Presidents
Shigeo Matsumoto*
Iwao Shinohara•

Senior Vice Presidents
Yoshio Omori*
Makoto Maruyama*
Shunichi Suzuki*
Yukio Doi
Masakatsu Miwa
Taiji Suzuki

Associate Senior Vice Presidents
Hideki Teranishi
Hisatsune Watanabe
Yasuo Matoi
Kozo Kuriyama
Kenji Nagata
Tomoyuki Kato
Nobuhito Yagi

NEC Solutions

Company President
Akinobu Kanasugi*

Company Deputy Presidents
Toshiro Kawamura*
Kazuhiko Kobayashi

Senior Vice Presidents
Kouichi Ohtsuka•
Yasushi Kaito
Toshihiko Takahashi•
Katsuichi Tomita•
Hiroshi Takakuta
Kenji Ikehara
Kenji Yoshiyama
Yoshikatsu Nishikawa
Toru Katayama

Associate Senior Vice Presidents
Kotaro Kato•
Teruyuki Kaimoto
Yoshiaki Tsuda
Konosuke Kashima
Iwao Fuchigami
Tadao Kondo
Hideo Matsumoto
Koichi Ikumi
Masatoshi Aizawa
Isao Sato
Saburo Takizawa
Shinichi Yabe
Norihiko Kunishima

NEC Networks

Company President
Kaoru Yano*

Company Deputy Presidents
Tsutomu Nakamura*
Kazumasa Fujie

Senior Vice President
Hideaki Kihara

Associate Senior Vice Presidents
Atsushi Minato
Hirofumi Okuyama
Masao Hibino
Kazunori Kiuchi
Kanehiro Kubota•
Botaro Hirosaki
Masahiko Yamamoto
Naotake Takatsukasa
Yoshitake Matsuo
Kunitomo Matsuoka
Susumu Otani

NEC Electron Devices

Company President
Kaoru Tosaka*

Company Deputy President
Kyoji Yamamoto

Senior Vice Presidents
Keiichi Shimakura
Toshiki Inazumi
Tsuneo Kawaguchi•
Hirokazu Hashimoto

Associate Senior Vice Presidents
Satoshi Nakaichi
Haruo Akiyama•
Koichiro Inoue
Masato Sakata•
Toshio Nakamura
Sadayuki Kishi•
Hideto Goto
Toshio Nakajima
Kazuo Okuno

* indicates Directors
• Corporate officers scheduled to retire on June 30, 2002

INVESTOR INFORMATION

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan

Stock Exchange Listings and Quotations
NEC common stock is listed on the Tokyo and four other stock exchanges in Japan. Overseas listings are on the Swiss Exchange (in the form of Swiss Bearer Depositary Receipts), the Frankfurt Stock Exchange (in the form of a Global Bearer Certificate), the London Stock Exchange, and Amsterdam Exchanges. American Depositary Receipts for common stock (Symbol: NIPNY) are quoted in the NASDAQ system in the United States.

Depositary for American Depositary Receipts (ADRs)
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2042
U.S. toll free: (888) 269-2377 (888-BNY-ADRS)
http://www.adrbny.com
Ratio: 1 ADR=1 ordinary share

Sponsoring Bank for Global Bearer Certificate (GBC)
Deutsche Bank A.G.
Taunusanlage 12, 60325 Frankfurt am Main, Germany

Depositary Agent for Swiss Bearer Depositary Receipts (SBDRs)
UBS AG
P.O. Box 8098, Zurich, Switzerland

Stock Price Range on the Tokyo Stock Exchange


(Yen)
4,000
3,000
2,000
1,000
0
I II III IV I II III IV I II III IV I II III IV I II III IV
FY 1998 1999 2000 2001 2002

ADR (NASDAQ) Price Range


(U.S. dollars)
1 ADR=5 shares
1 ADR=1 share
160
120
80
40
0
I II III IV I II III IV I II III IV I II III IV I II III IV
FY 1998 1999 2000 2001 * 2002

* Ratio Change: May 25, 2001

Composition of Shareholders
(As of March 31, 2002)


Foreign Investors 28.38%
Financial Institutions 45.94%
Japanese Individuals and Others 18.70%
Japanese Corporations 52.92%
Government and Local Government 0.00%
Other Corporations 6.22%
Securities Companies 0.76%

NEC FACTS

(As of March 31, 2002)

FACILITIES

JAPAN

Consolidated Subsidiaries

The Company has 85 consolidated subsidiaries throughout Japan.

Manufacturing Plants

The Company has five major plants in or near Tokyo, and its consolidated subsidiaries maintain 54 plants throughout Japan.

Marketing Network

The Company and its consolidated subsidiaries have approximately 380 sales offices located in major cities throughout Japan.

R&D Facilities

The Company has five R&D facilities near Tokyo and two in the Osaka area.

OVERSEAS

Consolidated Subsidiaries

The Company has 84 consolidated subsidiaries in 25 countries.

Manufacturing Plants

The Company has 58 manufacturing subsidiaries and affiliates.

Marketing Network

The Company has 132 marketing and service subsidiaries and affiliates in 44 countries and 18 liaison offices.

R&D Facilities

The Company has two R&D facilities in the United States and one in Germany.

MAJOR CONSOLIDATED SUBSIDIARIES

JAPAN

NEC CustomMax, Ltd.
NEC CustomTechnica, Ltd.
NEC AccessTechnica, Ltd.
NEC Kyushu, Ltd.
NEC Nexsolutions, Ltd.
NEC Saitama, Ltd.
NEC Systems Integration & Construction, Ltd.
Japan Aviation Electronics Industry, Limited
NEC Infrontia, Ltd.
NEC Soft, Ltd.
Nippon Avionics Co., Ltd.
NEC Machinery Corporation
NEC Mobiling, Ltd.

OVERSEAS

NEC Electronics Inc. (U.S.A.)
NEC America, Inc. (U.S.A.)
NEC Computers International B.V. (Netherlands)

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en

ISSN 0910-0229

Printed in Japan on recycled paper